Exhibit 99.2

RIO TINTO

2003

Annual review

Meeting global needs for minerals and metals

Rio Tinto

Rio Tinto is a leader in finding, mining and processing the earth’s mineral resources. The Group’s worldwide operations supply essential minerals and metals that help to meet global needs and contribute to improvements in living standards. Rio Tinto encourages strong local identities and has a devolved management philosophy, entrusting responsibility with accountability to the workplace.

     In order to deliver superior returns to shareholders over time, Rio Tinto takes a long term and responsible approach to the Group’s business. We concentrate on the development of first class orebodies into large, long life and efficient operations, capable of sustaining competitive advantage through business cycles.

     Major products include aluminium, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt and talc) and iron ore. The Group’s activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

     Wherever Rio Tinto operates, health and safety is our first priority. We seek to contribute to sustainable development. We work as closely as possible with our host countries and communities, respecting laws and customs. We minimise adverse effects and strive to improve every aspect of our performance. We employ local people at all levels and ensure fair and equitable transfer of benefits and enhancement of opportunities.

Contents
2	Chairman’s letter
3	Chief executive’s report
6	Group operations
18	Exploration
20	Technology
22	Society and environment
26	Financial information by business unit
27	Summary financial statements
27	Summary profit and loss account
28	Summary balance sheet
29	Reconciliation with Australian GAAP
29	Reconciliation with US GAAP
30	Summary cash flow statement
31	Independent auditors’ statement
32	Chairman and Executive directors
32	Non executive directors
34	Executive committee members
35	Directors’ report
37	Remuneration report
45	Corporate governance
49	Shareholder information
52	Useful addresses
53	Financial calendar

Cover photograph, very high purity copper rod from Palabora copper mine, South Africa.

Iron Ore
Operating assets
US$3,884 million
Turnover
US$2,145 million
Earnings
US$499 million

The Iron Ore group interests comprise Hamersley Iron and Robe River operations in Australia and the Iron Ore Company of Canada. The group includes the HIsmelt® direct iron making project in Australia.

Energy
Operating assets
US$2,221 million
Turnover
US$2,344 million
Earnings
US$157 million

The Energy group is represented in coal by Rio Tinto Coal Australia and Coal & Allied and by Kennecott Energy operations in the US. It also encompasses uranium interests in Energy Resources of Australia and the Rössing Uranium mine in Namibia.

Industrial Minerals
Operating assets
US$2,038 million
Turnover
US$1,801 million
Earnings
US$154 million

Rio Tinto’s Industrial Minerals businesses include Borax and Luzenac Talc operations in the US, Europe and Australia, Rio Tinto Iron & Titanium interests in North America and South Africa, and Dampier Salt in Australia.

Aluminium
Operating assets
US$3,258 million
Turnover
US$1,936 million
Earnings
US$200 million

The Aluminium group encompasses the wholly owned integrated subsidiary, Comalco, in Australia, and 51 per cent of Anglesey Aluminium in the UK.

Copper
Operating assets
US$3,365 million
Turnover
US$2,725 million
Earnings
US$440 million

The Copper group comprises Kennecott Utah Copper in the US and interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Neves Corvo in Portugal, Northparkes in Australia, Palabora in South Africa and the Atlantic Copper smelter in Spain. The group has responsibility for the Zinkgruvan zinc mine in Sweden and Kennecott Minerals in the US.

Diamonds
Operating assets
US$1,274 million
Turnover
US$556 million
Earnings
US$113 million

The Diamond group comprises Rio Tinto’s interests in the Diavik mine in Canada, the Argyle mine in Australia and the Murowa diamond project in Zimbabwe, served by diamond sales offices in Belgium and India.

Other operations Operating assets US$98 million Turnover US$184 million Earnings US$21 million

Exploration
Mineral exploration is conducted by four geographically based exploration teams, operating from regional headquarters and district offices in 30 countries.

Technology
With bases in the UK, US and Australia, the Technology group is made up of the following units: Technical Services, Office of the Chief Technologist, Project Management, Asset Utilisation and Technical Evaluation.

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Rio Tinto 2003 Annual review
The majority of Rio Tinto shareholders choose to receive the Annual review. The full Annual report and financial statements encompasses Australian, UK and relevant US statutory requirements and contains the full financial statements. Copies may be obtained free of charge from the Companies’ registrars whose details can be found on page 52. Copies of the Remuneration report and the Social and environment review highlights are also available separately. Shareholders who wish to receive the full Annual report and financial statements in place of the Annual review for future financial years may do so by writing to the Companies’ registrars. If you wish to receive the financial statements and other communications from Rio Tinto electronically, please also contact Computershare.
     In this Annual review, the financial and operational data reflect the composition of each product group in the year to 31 December 2003. The results by product group for 2002 have been restated accordingly.

Rio Tinto on the web
Information about Rio Tinto is available on our website – www.riotinto.com – and many of our publications including the 2003 Annual report and financial statements and the 2003 Annual review may be downloaded from the site.

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Chairman’s letter

*Adjusted earnings excludes the effect of exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the Group’s underlying performance. A reconciliation to net earnings can be found on page 27.

Dear shareholder
Having joined the board as a non executive director in 2001, I was delighted to be asked to succeed Sir Robert Wilson as chairman in November 2003. I look forward to working with Leigh Clifford and his executive team and I share fully the Group’s long standing commitment to creating shareholder value, delivering operational excellence and embracing sustainable development.
     My focus will be on corporate governance, strategy and relations with our key stakeholders. I intend to contribute where possible to the Group’s continuing efforts to integrate sustainable development into our business. Rio Tinto now represents my principal activity and I will commit whatever time is required to fulfil my role.
     The year 2003 proved to be challenging for Rio Tinto. As the world economy continued its slow recovery, strong growth in key markets, like China, resulted in significant increases in the prices of some of our key commodities. This was particularly the case with iron ore, copper and alumina. Prices for seaborne thermal and coking coal improved towards the end of the year, but those for industrial minerals remained weak.
     Unfortunately, revenue gains from higher US dollar prices were mostly offset by the weakness of the US dollar against some of our main producing currencies. We also incurred higher costs as a result of supply and logistical constraints and a number of operational events which affected production at some of our businesses.
     Our adjusted earnings* were US$1,382 million, US$148 million below 2002, while net earnings were US$1,508 million, or 109.5 US cents per share. Cash flow from operations was US$3,486 million, only seven per cent below the previous year. Dividends equivalent to 64 US cents per share have been declared for 2003 as a whole compared with 60 US cents in 2002. This also means that the 2004 interim dividend payable in September can be expected to be 32 US cents per share.
     We continue to manage our assets proactively. Our diversified portfolio includes many world class assets across a range of commodities which continue to provide resilience in earnings as well as attractive growth opportunities. Our current development programme includes major investments in our iron ore, bauxite and alumina operations. New capacity has also recently been added in coking coal and diamonds. During 2004/2005 we plan to invest approximately US$4 billion in our core businesses.
     We aim to achieve high standards of corporate governance. Our board consists of nine non executive directors, of whom seven have been assessed by the board to be fully independent, four executive directors and myself as chairman. Collectively, the non executive directors bring an outstanding range of experience which is vital to good governance and corporate accountability in today’s world. An account of our level of compliance with both the current and the new, recently introduced, Combined Codes in the UK is given in our discussion of corporate governance starting on page 45. We also comply with the requirements of the Australian Stock Exchange Best Practice Corporate Governance Guidelines and those of other authorities in countries where we have obligations.
     Lord Tugendhat will be retiring from the board at this year’s annual meeting after seven years of distinguished contribution, for which we thank him. We welcomed Sir John Kerr, formerly head of the UK Diplomatic Service, to the board in October 2003 and he is standing for election to the board at the forthcoming annual general meetings.
     This letter would not be complete without special recognition of Sir Robert Wilson’s retirement after 33 years of outstanding service to the Group. Bob’s vision and strategic leadership were pivotal to a number of major portfolio transactions which have transformed Rio Tinto into the industry leading position it holds today. We thank him for all he has done for the Group, and for shareholders, and wish him well in his new activities.
     Looking forward to 2004, we expect to see stronger markets for a number of our products. Overall market conditions and increased production from recent investments look encouraging. However, exchange rate developments will be a critical determinant of earnings in 2004.
     In conclusion, I would like to acknowledge the hard work and dedication of Rio Tinto’s employees throughout the world in 2003. Their contribution and continuing commitments to our core values is a vital factor in delivering sustained high performance in a challenging world.

Paul Skinner Chairman

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Chief executive’s report

Note: 2003, 2002 and 2001 exclude exceptional items. Product group earnings are stated before exceptional items, net interest, exploration and evaluation costs and other central items. A reconciliation is shown on page 26.

The year 2003 was characterised by the impact of the weak US dollar eroding margins and by prices which did not strengthen until towards the end of the year. However, strong cash flow and a number of completed and current projects paved the way for strong progress to be sustained in the future. Continuing robust demand from China has presented us with opportunities for growth in a number of commodities.

Operating performance
Product group earnings were US$1,584 million, compared with US$1,776 million in 2002.
     Market conditions remained difficult for much of the year. An additional challenge was the rapid depreciation of the US dollar against most major currencies which had a significant effect on our earnings. Periods of US dollar weakness have been typically associated with stronger commodity prices. We saw metals prices responding to the weaker dollar in the second half of the year. However, our US based businesses benefited from higher copper and gold prices without incurring additional production costs.
     Demand for iron ore, alumina, coking coal and diamonds has been strong. Towards the end of the year there was improved demand and prices for thermal coal from Australia.
     The unprecedented demand for iron ore is stretching our infrastructure. Capacity and infrastructure expansions at Hamersley Iron and Robe River are under way involving expenditure of more than US$1 billion.

Strategy
Rio Tinto has had a very consistent strategy resulting in long term shareholder returns superior to those delivered by most of our peers. Fundamentally, we remain convinced that our competitive advantage is in mining, and that returns are best in the upstream part of the industry.
     Furthermore, we believe that the best returns are delivered by large, long life, low cost orebodies that often have the potential for further development in the future. In order to maximise the value of these high quality assets we focus on operational excellence. Our growth comes from creating options and recognising opportunities. We do not set growth targets but look at the quality of each investment opportunity on its merits.
     The strength of our balance sheet coupled with the resilience of our cash flows enables us to invest in projects throughout the economic cycle. Across our portfolio we have a range of value creating opportunities and numerous options for future growth.

New projects
Because our strength lies in long life assets, we have the capability in the current environment to increase production in line with demand. We have recently invested heavily in copper, alumina, iron ore and diamonds. We are especially pleased with the Diavik diamond project in Canada, which reinforces our position in the diamond industry. We opened the Hail Creek coking coal mine in Australia just as demand was firming and Comalco’s alumina refinery in Australia, which will make us a major player in the alumina market, is on track to ship its first product in early 2005.
     Opportunities to invest have been enhanced considerably by China’s ongoing demand for raw materials. While there will undoubtedly be hiccups along China’s growth path, fundamentally we believe the underlying trend for industrialisation in China presents a significant opportunity for the mining industry. We have positioned Rio Tinto to take its fair share of a market, the size of which has no precedent in our industry.
     Hail Creek coking coal is a huge resource, giving us options for expansion as market demand allows. In iron ore, we are expanding capacity significantly. We have options for expansion of the new Comalco Alumina Refinery which will increase the demand for bauxite from Weipa.
     In 2003, we pursued opportunities for asset disposals in a patient and disciplined manner. We sold our interests in Minera Alumbrera, Peak Gold, Kaltim Prima Coal and a number of exploration projects that did not fit our investment criteria. The sale of Fortaleza in Brazil was also agreed in 2003.
     Following our Exploration group’s evaluation of the large Resolution copper deposit in the US, the project was transferred to the Copper group in 2003 for further study.

Iron ore
Iron ore shipments were at an all time high, and we celebrated our 30th anniversary of iron ore exports to China. Rio Tinto shipped more than 100 million tonnes of iron ore in 2003.
     In December, we announced an investment of US$920 million to increase output at Hamersley Iron. This involves increasing Dampier port capacity to 116 million tonnes per annum by late 2005, from the current 74 million tonnes per annum capacity, and expanding the Yandicoogina mine to produce 36 million tonnes per annum by early 2005 from the 24 million tonnes per annum capacity it will achieve in 2004. The Robe River joint venture approved a US$105 million expansion of the new West Angelas mine from 20 million tonnes per annum to 25 million tonnes.
     Rio Tinto’s managed iron ore infrastructure capacity in Australia is currently about 130 million tonnes per annum. These investments will take this to about 170 million tonnes by 2006.

Energy
Our energy businesses were challenged by weak markets for most of 2003. Continuing pit stability issues affected production in the US. In Australia, the formation of Rio Tinto

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Chief executive’s report continued

Coal Australia unified management of our coal interests in New South Wales and Queensland.
     We increased our production of hard coking coal with the commencement of the Hail Creek mine, and the opening of the Ti Tree area at the Kestrel mine. Chinese steel mills have shown considerable interest in the Hail Creek product, indicating potential for a faster ramp up of production than was initially planned.

Industrial minerals
Demand for industrial minerals is related to the performance of mature economies, which have been weak. Market conditions in 2003 were consequently very difficult. To varying degrees, all products – borates, talc, titanium dioxide, salt – have had to contend with soft markets in 2003.
     In the case of salt and titanium dioxide, the situation has been compounded by new supply and high customer stocks. We have curtailed production and taken action to mitigate the impact of lower production on the cost base, in anticipation of markets continuing to be oversupplied. In the case of our boric acid and upgraded slag expansions, we are allocating resources in areas where we see good opportunities for growth. Our industrial minerals assets are of high quality and capital demands have been low in recent years so cash generation continues to be solid.

Aluminium
In aluminium, our main focus is the development of our alumina business. The options we have to expand mean that we could be a six million tonnes per annum alumina producer within a decade.
     Our two major projects in Queensland are working towards this goal. Two years into construction, our new alumina refinery at Gladstone will come on stream at a rate of 1.4 million tonnes per annum late in 2004. Designed to have an ultimate annual capacity of over four million tonnes, we are already looking at a phase two expansion. At Weipa, the source of the high quality bauxite that underpins our alumina business, we are increasing annual production to 16.5 million tonnes from the current capacity of 12 million tonnes. Three million tonnes of this capacity is required to support stage one of the new alumina refinery.

Copper
A slippage and subsequent debris flow at the Grasberg mine in Indonesia late in the year affected earnings in the fourth quarter. Despite this event and depressed prices for most of the year, our Copper group was able to maintain a robust earnings performance. We are well positioned to benefit from an upturn in the market. We have invested a total of US$850 million at Palabora,

Escondida, Northparkes and Grasberg, and these projects are expected to be at full production by 2005.
     We have made significant progress at Kennecott Utah Copper in the US to improve performance. The finalisation of a labour agreement in June, work practice changes in the mine, together with the implementation of 12 hour shifts, have resulted in a significant improvement in productivity.

Diamonds
Diamonds have become a major product for Rio Tinto. About a quarter of our exploration expenditure is devoted to the search for diamonds, mainly in Canada, but also in India.
     The Diavik diamond mine was completed ahead of schedule and within budget. The process plant reached design throughput of 1.5 million tonnes of ore per annum six months ahead of schedule. We have established a strategic planning team separate from mine operations to look at options, including underground mining and construction of a second dike to open a third kimberlite pipe.
     Initial production from Diavik entered a robust diamond market and we have enjoyed good sales volumes and prices significantly higher than the feasibility study projections. At the same time, Argyle in Australia benefited from the sale of stockpiled inventory.

Safety, health, environment and communities
We place the utmost importance on health and safety in the workplace. While our record compares very well with our own and other industries, the rate of improvement towards our goal of zero injuries levelled off in 2003. Rigorous compliance with the Rio Tinto safety standards and increased visible leadership from all levels of management is expected. The 2003 winners of the Chief Executive’s Safety Award were US Borax’s Boron mine in California, Rio Tinto Brasil’s Morro do Ouro gold mine and Comalco’s Tiwai Point aluminium smelter in New Zealand. The award recognises outstanding performance as a leadership example for other Group operations.
     Despite our strenuous efforts, I very much regret to have to report that there were six deaths at operations we manage in 2003; three were Group employees and three were contractors. There were 468 lost time incidents during the year, a four per cent decrease from 2002. The frequency rate was 0.81 compared with 0.85 in 2002.
     By the end of 2003, 80 per cent of our managed operations had implemented the ISO 14001 environmental management system (EMS) or equivalent. We are now requiring all operations to certify their EMS by mid 2005. To complement the safety standards we are implementing Group wide occupational health and environment

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standards. We are targeting fewer workplace exposures and new cases of occupational disease. We seek improved efficiency of greenhouse gas emissions, energy use and fresh water withdrawn from the environment. Specific five year targets have been integrated into business plans to ensure that fully resourced and costed action plans are in place to achieve them.
     We made further progress in integrating sustainable development practices and approaches into our activities. Most businesses have appointed cross functional teams to implement a sustainable development framework appropriate to local circumstances, and efforts are being made to formalise the incorporation of relevant criteria into key business decisions.
     All of our businesses continued to report social and environmental performance to their local communities. Increasingly, this includes community verification.

Outlook
While 2003 was challenging, the Group’s strong fundamentals ensured a satisfactory operating and financial result. We are ready to benefit from improving economic conditions.
     In 2003, the world economy ended in better shape, with growth in China being a significant factor. Together with the cyclical upswing in the US and in other developed economies, significant pressure is being exerted on mineral raw materials markets. Iron ore and coking coal are particularly short whilst copper is getting rapidly tighter. Deferral of production at Grasberg due to the slippage event will, however, affect copper production.
     The major economic uncertainty ahead lies in the currency markets, both with respect to possible impacts on our costs expressed in US dollars, and the responses which further moves in exchange rates might provoke from economic policy makers.
     Our natural hedge against the weakening US dollar provided by strengthening prices for our diverse product range protects us to some extent, as does our policy of borrowing at floating interest rates, but the relative value of the US dollar remains a key uncertainty.
     Considering the expansion plans we have announced, and the strong outlook for a number of our products on the back of growth in China, we see a promising medium to long term outlook, with our performance underpinned by some of the best mining assets in the world.
     Finally, whatever the mix of challenge and opportunity, I am delighted to be supported by a very strong management team and employees of the highest calibre. In the end, it is the quality of people that makes the difference in delivering long term value. Recognising this, we are increasing our focus on developing a cadre of future leaders. I believe that Rio Tinto is exceptionally well placed in this regard to continue to deliver value to our shareholders.

Leigh Clifford Chief executive

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Iron Ore strong demand underpins solid performance

Record demand and higher shipments increased iron ore earnings. Demand for iron ore continued to be extremely strong throughout 2003, particularly from China, where imports of iron ore were 30 per cent higher than 2002. Strong demand for iron and steel in China bolstered demand for iron ore in other markets, with Japan, Korea and Taiwan all at record levels.
     At Hamersley Iron in Australia, earnings of US$424 million were six per cent higher than in 2002, due largely to record shipments. Iron ore production was 73.4 million tonnes, 5.2 million tonnes more than in 2002, of which Rio Tinto’s share was 69.3 million tonnes. Shipments totalled a record 74.3 million tonnes, including sales through joint ventures. China remained the single largest destination for Hamersley Iron ore, with shipments of 33.9 million tonnes.
     In December, Rio Tinto approved projects to expand Dampier port and the Yandicoogina mine costing US$920 million, with US$200 million of this committed to long lead time capital items. The port expansion will increase Dampier’s export capacity from 74 million tonnes per annum to 116 million tonnes per annum. The Yandicoogina mine expansion will increase output to 36 million tonnes per annum. Construction on both projects began in December 2003. Commissioning of the Yandicoogina mine expansion is expected in early 2005. Completion of the port expansion is scheduled for late 2005, with progressive commissioning from early 2006. A separate project to increase Yandicoogina’s 20 million tonne per year capacity to give an output of 24 million tonnes per annum was substantially completed in 2003.
     The Robe River joint venture in Australia benefited from strong demand for lump and fines product. Earnings were US$68 million, up 26 per cent on 2002. Robe’s production in 2003 was a record 45.1 million tonnes, comprising 32 million tonnes from Mesa J, and 13.1 million tonnes from West Angelas. Total sales were 43.9 million tonnes, with strong demand for Robe products in all major markets.
     At the Iron Ore Company of Canada earnings were US$7 million, compared with a net loss of US$3 million in 2002. Demand for both pellets and concentrate continued to be strong. Total shipments were 14.9 million tonnes, of which Rio Tinto’s share was 8.8 million tonnes. In order to improve IOC’s competitive position, a major cost reduction and business improvement initiative continued in 2003. Workforce reductions continued as planned under the accelerated retirement programme.
     Construction began in January 2003, on the HIsmelt® plant at Kwinana in Western Australia. The HIsmelt® process is a revolutionary direct iron smelting technology developed largely by Rio Tinto that will convert iron ore fines into high quality pig iron (96 per cent iron content) without the use of coke ovens and sinter plants. The plant is expected to reach full production capability of 800,000 tonnes per year by mid 2006.

US$920 million to
increase output

James Yuan of Shanghai Baosteel Group Corporation and Bryan O’Donnell of Rio Tinto Iron Ore’s major projects team review construction progress at the Eastern Range mine in Western Australia. Construction of the

US$64 million Eastern Range mine continued on track for a production start in early 2004. Baosteel is China’s largest iron and steel maker and the joint venturer with Hamersley Iron on the project.

Anthony Lansdowne, operations technician and Penny Neale, community liaison officer, inspect machinery which will pulverise coal fed into the iron smelting plant at the HIsmelt® facility in Western Australia.

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Rock art preserved in port expansion

The Burrup Peninsula in north west Australia, site of Hamersley Iron’s Dampier port for export of iron ore, lies within one of the richest concentrations of Aboriginal rock art in the world. The diversity, artistry and cultural information displayed by the images places the area amongst world class heritage sites.
     As part of Hamersley Iron’s expansion of the port, extensive heritage surveys were conducted with the help of local Aboriginal groups and their representatives. Some 600 petroglyphs (engraved rock art) were recorded.
     As work progressed, design changes were made to project plans to accommodate rock art by shifting the rail spur location and redesigning the construction camp and access road. However, not all engraved boulders could be protected, and Hamersley staff worked closely with the relevant Aboriginal groups – the Ngaluma Injibandi, Coastal Yaburara/Mardudhunera and Wong-Goo-Tt-Oo - to relocate a number of rock art panels so that the port upgrade works could proceed.
     The Western Australian Minister for Indigenous Affairs consented to the disturbance of eight identified sites involving some 41 boulders with petroglyphs on them. Some of these rocks were too massive and deeply buried to be shifted, and so a method of rock separation was devised that uses the pressure of expanding chemical compounds to ease the engraved rock apart from the bedrock base. All the resulting panels have been relocated to positions away from the construction site, but as close to their original context as possible.
Some engravings mark the location of important ethnographic sites, only able to be viewed by specific groups – these have been fenced and protected, and in some cases hidden from view, for the duration of the construction project.

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Energy	positioned for improving markets

Energy group earnings reflected economic conditions, with export coal prices lower than the previous year. Demand for hard coking coal strengthened at year end at the same time as Rio Tinto became a significant supplier from the new Hail Creek mine.
     To increase efficiencies and lower costs, Rio Tinto and Coal & Allied Industries (Rio Tinto 75.7 per cent) agreed to combine Coal & Allied’s corporate and service functions with those of Pacific Coal. Pacific Coal (Rio Tinto 100 per cent) was renamed Rio Tinto Coal Australia (RTCA). Effective 1 February 2004, RTCA will manage both Pacific Coal’s existing assets and Coal & Allied’s assets in the Hunter Valley in a centralised management structure which provides for shared costs.
     Rio Tinto Coal Australia earnings of US$70 million were affected by a strengthening Australian dollar and lower prices. Total production increased by six per cent at Blair Athol to 12.5 million tonnes due to increased productivity. Total production of 3.3 million tonnes of coal from Kestrel was 19 per cent lower than 2002 due to a thinner coal seam and shorter mining blocks, resulting in additional longwall changeovers. From January 2004, coking coal production from the Kestrel mine moved to the Ti Tree area and the proportion of coking coal to thermal coal increased from 60:40 to 90:10.
     Construction of the Hail Creek coking coal mine was completed on schedule in the third quarter of 2003. Production rose faster than anticipated to meet stronger than expected demand. Sales are expected to be more than four million tonnes in 2004. Production at Tarong was 6.5 million tonnes, reflecting higher demand at Tarong Energy Corporation, with the commissioning of the Tarong North power station.

Hail Creek coal
enters a rising market
Hail Creek’s coal handling plant where product is prepared to meet customer requirements. The new mine came on stream in 2003 at a time of stronger demand for its coking coal.

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     Coal & Allied contributed a loss of US$24 million as a result of lower coal prices, the stronger Australian dollar and higher demurrage charges. The company responded to lower prices by reducing production at most of the Hunter Valley operations. In late 2003, prices started to rebound. Port and rail congestion remains an issue.
     In the US, Kennecott Energy earnings were similar at US$88 million. Its attributable production of 108.2 million tonnes was three per cent higher than in 2002, reflecting increased market demand for Antelope and Jacobs Ranch coal, partially offset by reduced production at Cordero Rojo, where resources were diverted to ensure highwall and spoil heap stability. Additional capital has been approved to resolve these geotechnical problems. Spot market prices in the US for western coals improved slightly in 2003. Cost reduction initiatives continued, including introduction of a combined management system for the mines and a more streamlined administration.
     In Indonesia, earnings from Kaltim Prima Coal up to the time of its sale to Indonesian interests in October were US$31 million.
     At Rössing Uranium in Namibia, production for the year was 13 per cent lower than 2002. During the first quarter, the Rössing plant did not operate while a new tailings conveyor was installed. The strength of the Namibian dollar resulted in Rössing posting a loss in 2003. Energy Resources of Australia’s (ERA) production was 14 per cent higher than the previous year, in response to greater sales commitments. In 2003, ERA was certified under ISO 14001 for its environmental management system.

At Colowyo Coal in Colorado, US, a front end loader with chains on its tyres to improve traction comes in for a routine maintenance inspection.

A brighter future with gas from coal

Rio Tinto Energy (RTE) is part of a leadership group seeking to find more environmentally acceptable ways of using coal. Through Kennecott Energy Corporation (KEC), RTE is exploring participation in the US Government’s “FutureGen” project to develop a near zero emissions coal power plant. The US$1 billion project would turn coal into a hydrogen gas rather than burning it directly. The combined electricity and hydrogen production would virtually eliminate harmful emissions including greenhouse gases.
     The carbon dioxide would be captured as part of the process and injected into suitable geological formations underground for long term storage (sequestration). Hydrogen is seen as a fuel of the future in automotive and other applications. Knowledge from the prototype power station is expected to help turn the public’s perception of coal from a polluting energy resource into an environmentally benign one.
     Bret Clayton, president and CEO of KEC, said: “We believe that geological storage of CO2 is a vital component in addressing emissions. It is essential we win the debate about the acceptability of capture and CO2 storage if coal is to remain in the energy mix in the very long term. Rio Tinto will also support and promote international collaboration on carbon capture and storage as we see this as essential in bringing forward commercialisation of this new technology.”

At Tarong in Australia, this dragline can move as much as 60,000 tonnes of overburden in a day.

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Industrial
Minerals	business challenged by weak markets

Industrial Minerals’ contribution to 2003 earnings was US$154 million, 46 per cent lower than in 2002, reflecting the significant weakening of the US dollar against both the Canadian dollar and South African rand and continued weakness across North American and European markets.
     Rio Tinto Borax’s earnings of US$80 million were eight per cent below the previous year. Production of borates was six per cent higher than 2002 at 559,000 tonnes. Sales were four per cent higher than 2002, due to the combination of euro denominated sales and volume growth in the North American and Asian markets. The cost base was increased by higher natural gas and diesel prices, as well as rising employee benefit costs in California.
     Earnings from Rio Tinto Iron & Titanium (RIT) at US$47 million were 71 per cent lower than in 2002. The weakening US dollar had a significant adverse effect on the result, as did the combined impact of the absence of a one off benefit in 2002 and a charge associated with the write down of a customer receivable in 2003. The titanium dioxide feedstock industry continued to be affected by the oversupply of conventional grade chloride feedstocks and persistent high feedstock inventory levels at some pigment producers. In contrast, demand for very high grade feedstock products, such as UGS, remains strong. RIT shipments of titanium dioxide feedstocks were lower in 2003, reflecting both market conditions and the effect of new capacity in the market. Production at both QIT and Richards Bay Minerals was curtailed accordingly.
     Luzenac Talc earnings in 2003 at US$17 million were 21 per cent higher than the previous year. Luzenac’s production was two per cent higher than 2002 at 1.36 million tonnes. Sales volumes were maintained from 2002, while improvements in pricing were partially offset by the sales mix. The key paper and polymer markets remained weak in 2003 on both sides of the Atlantic, while Asia continued to demonstrate strong volume growth. There was continued rationalisation of operating and service sites, which contributed a number of one off redundancy and restructuring charges.
     Dampier Salt’s net earnings were US$10 million, 58 per cent lower than in 2002. While shipments of salt and gypsum increased by four and 13 per cent respectively, margins were severely eroded by the rise of the Australian dollar, the extremely tight freight market and excess salt supply. Salt production was in line with 2002, at 7.1 million tonnes (Rio Tinto share: 4.6 million tonnes). A new process plant at Dampier was approved to reduce costs and improve product quality. Construction should be complete by the end of 2004.

Cost reductions
maintain resilience

QIT’s upgraded slag (UGS) plant in Quebec, Canada. Rio Tinto is investing US$76 million to increase capacity to 325,000 tonnes per year from 250,000 tonnes per year.

Harvesting salt at Dampier Salt in Dampier, Australia. Over seven million tonnes are produced each year.

New boric acid plant of the Boron mine in California. Capacity is being increased to meet growing boric acid demand.

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Momentum for local business

To develop locally based businesses among historically disadvantaged South Africans, titanium dioxide producer Richards Bay Minerals (RBM) has outsourced post mining land rehabilitation to a newly established empowerment company. Through its award winning reclamation and rehabilitation projects, RBM is providing valuable skills transfer for local companies who aspire to be world class in their field.
     The company, Dune Rehabilitation Services (Pty) Ltd, takes over rehabilitation services for the mine, progressively reclaiming disturbed land as it is mined. The service includes providing materials, labour, supervision and equipment. Rehabilitation comprises the erection and maintenance of windbreaks, sowing seeds, planting commercial plantations and controlling weeds. In the past, a company supplied workers while RBM personnel supervised tasks and teams. This responsibility now falls to Dune Rehabilitation.
     RBM manager mine services, Herman Kok, says the annual target area will cover 160 to 200 hectares. “RBM’ s expected improvement in productivity and efficiency should translate into lower costs per unit area of rehabilitated land. More importantly, empowerment can develop the contracted company into a fully fledged service provider which, in turn, will grow and offer services to other companies.”

Seedlings thrive between windbreaks on rehabilitated land at Richards Bay Minerals, South Africa. New plantations provide income to local communities.

Left: Ben Mkhize, managing director of Dune Rehabilitation Services.

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Aluminium	improved prices offset by weaker dollar

Earnings from Rio Tinto Aluminium, which includes the wholly owned integrated aluminium subsidiary Comalco, and Anglesey Aluminium (51 per cent) were 22 per cent lower with improved prices offset by the weakening US dollar. Rio Tinto Aluminium assumed responsibility for the Anglesey Aluminium smelter in June 2003. The aluminium price averaged 65 US cents per pound compared with 61 US cents per pound in 2002 and 66 US cents per pound in 2001. In alumina, a tightening market was reflected in high spot prices during the second half of 2003.
     Bauxite production at Weipa was 11.9 million tonnes, six per cent higher than in 2002. This was due to improved performance and to facilitate a build up in inventory in advance of the requirement to supply the Comalco Alumina Refinery. It will be commissioned during the second half of 2004. Weipa bauxite shipments at 11.4 million tonnes increased slightly compared with 2002 levels.
     Queensland Alumina Limited (QAL) production was four per cent above 2002 due largely to record process flows, notwithstanding the adverse impact of external power outages in both years. Eurallumina production increased marginally over 2002 levels. At Gladstone in Australia, drought conditions continued into 2003 with all operations continuing to achieve the required 25 per cent cutback in water use with no interruption to production. All operations have voluntarily retained these reduced water usage levels despite the restrictions being lifted later in 2003 following abundant rainfall in the local catchment area.
     Rio Tinto Aluminium’s share of aluminium production from its four smelters, at 818,000 tonnes, was 23,000 tonnes above 2002 production. This includes the first full year of the additional share of the Boyne Island smelter that was purchased in 2002. These figures also take into account production at the Angelsey Aluminium smelter for both years. Production at the Tiwai Point smelter was constrained by high spot electricity prices in New Zealand in the first half of 2003. This was more than offset by record production in the second half of the year following the resumption of spot electricity purchases in June 2003. Production at the Bell Bay and Anglesey Aluminium smelters was marginally above 2002.

20 year supply contract keeps alumina business buoyant

In 2003, Comalco signed one of the largest alumina supply contracts in the history of the aluminium industry. Alumina is the intermediate product for making aluminium metal from the ore source, bauxite.
     In a transaction that forges a long term relationship, Norwegian industrial group Norsk Hydro will buy 500,000 tonnes of alumina per year for more than 20 years from Comalco. The product, from Queensland Alumina Limited and the new Comalco Alumina Refinery, both in Gladstone, will supply Norsk Hydro’s aluminium smelters in Australia and elsewhere.
     Starting with a volume of 300,000 tonnes in 2005, Comalco will provide Norsk Hydro with 500,000 tonnes of alumina annually from 2006 through to 2030. The agreement allows for volume increases during the duration of the contract. Sam Walsh, chief executive, Aluminium, said: “This agreement is in line with Comalco’s strategy to grow our alumina business. It is part of our plan to maximise the value of Comalco’s vast bauxite deposits at Weipa in north Queensland.”
     The agreement underpins Comalco’s decision to build the new 1.4 million tonnes per year alumina refinery, the first greenfields alumina refinery to be built anywhere in the world in the last 20 years, which is scheduled to make its first shipment in early 2005.

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     Attributable metal shipments of 820,000 tonnes in 2003 went to similar destinations as 2002 being primarily Japan, Australia, Europe and Korea. Comalco signed a long term alumina supply agreement with Norsk Hydro, the Norwegian industrial group, in June.
     Construction of the US$750 million Comalco Alumina Refinery, with a rated capacity of 1.4 million tonnes per year, progressed to plan during 2003 with engineering design work concluded and construction 58 per cent complete. First production is expected in the fourth quarter of 2004. The first sales shipment is due in the first quarter of 2005. The refinery is designed to have an ultimate capacity of more than four million tonnes per annum of alumina and will ensure Rio Tinto Aluminium becomes a major player in the traded alumina market. The Weipa bauxite mine in northern Queensland is being expanded at a cost of US$150 million to provide bauxite for the refinery and to enable the treatment of low yielding ore from the Andoom deposit. This work is due to be completed by the end of 2004 and will lift the annual capacity of the Weipa bauxite mining operations to 16.5 million tonnes.

Cranes dominate the skyline over the construction
site of the US$750 million Comalco Alumina
Refinery in Queensland, Australia. The development
will help Rio Tinto Aluminium become a major
player in the traded alumina market when sales
start in 2005.

A major player
in traded alumina

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Copper	improvements in prices

Copper earnings reflected continuing weak market conditions but by year end there was strong improvement. The copper price averaged 80 US cents per pound, 13 per cent higher than the 71 US cents average for 2002. The average gold price was US$363 per ounce compared with US$309 in 2002.
     In the US, total material mined at Kennecott Utah Copper was slightly lower than in 2002. Higher mill throughput in 2003 was offset by lower grades resulting in increased production of copper but lower gold in concentrate. Refined copper production was less than in 2002 due mainly to a smelter shutdown for three weeks in April resulting from a major failure in the acid plant. A new labour agreement was finalised in June 2003 to last until 2009. Work practice changes in the mine, together with the implementation of 12 hour shifts, resulted in a 20 per cent increase in truck productivity. In the refinery, labour productivity has improved by over 50 per cent since 2001 and further gains are expected in 2004. Kennecott’s earnings of US$88 million was broadly in line with 2002.
     At Freeport’s Grasberg mine in Indonesia, a slippage of approximately two million tonnes of rock occurred in the open pit in October, tragically resulting in eight deaths. This was followed by a debris flow of 200,000 tonnes of similar material in December. These occurrences resulted in disruption of ore production and the deferral into late 2004 and 2005 of a portion of metal previously forecast to be produced in the fourth quarter of 2003 and the first quarter of 2004. Rio Tinto’s overall share of copper production decreased by 24 per cent to 193,000 tonnes, and for gold it increased by six per cent to 1,076,000 ounces.
     Copper production at Escondida in Chile continued to be constrained throughout 2003 as a result of weak market demand. Copper production was higher than in 2002 reflecting the start of the new Laguna Seca concentrator.
     At Palabora in South Africa, the underground development was successful but production ramp up was hindered by the poor performance of the remote rock breaking equipment. The target production rate of 30,000 tonnes per day was achieved on several occasions during the fourth quarter. The aggregate impact of lower than expected production from the underground mine, the strength of the rand against the US dollar partly offset by cost savings, reduced earnings.
     In Australia, at Northparkes, the Lift 2 block cave will commence production in 2004. Progress with mine development for Lift 2 was hampered by high rock stresses which adversely affected mine development but will assist in the caving of the orebody with good fragmentation.
     At Rio Tinto Brasil, Morro do Ouro gold production was 11 per cent lower due to lower head grades while throughput was similar to the previous year. At Corumbá, production of lump iron ore was 25 per cent higher than in 2002.
     At Zinkgruvan in Sweden, production of zinc and lead in 2003 were 34 per cent and 29 per cent higher than in 2002 due to increased mill throughput and head grades. Silver and zinc production from Green’s Creek in Alaska were slightly better than 2002. The sale of Fortaleza in Brazil was agreed in 2003.

Operating
improvements
gaining ground

Underground at the Northparkes mine in Australia
where the block cave mining method employs
gravity to break out the ore. A second block cave
area starts production in 2004.

The main feed conveyor at the vermiculite
operations at Palabora Mining Company in South
Africa. One of the many uses for vermiculite is the
manufacture of special board suited to fire
protection for the building industry.

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Kennecott lights
1	00
candles
Rio Tinto’s wholly owned US subsidiary, Kennecott Utah Copper (KUC), celebrated the 100th anniversary of its formation on 4 June 2003. On that day in 1903, corporate documents were signed that created The Utah Copper Company.
The arrival of Utah Copper Company’s first two and a half cubic yard steam shovels in Bingham Canyon in 1906 triggered the beginning of a 100 year industrial development, which became one of the most remarkable engineering feats in America.
Marking the centenary, Bill Champion, president and CEO of KUC, said: “What has happened during the past 100 years far surpassed even the most optimistic visions of the founders who promoted the concept of mass production techniques for a low grade deposit of copper ore. At that time, it was a totally new way of doing things.”
The mine has produced more copper than any mine in the world. Bingham Canyon’s ore has yielded more than 16 million tonnes of copper, 23 million ounces of gold, 190 million ounces of silver and 0.4 million tonnes of molybdenum whose cumulative value far exceeds the yields of the Comstock Lode, Klondike and California Gold Rushes combined. Kennecott entered the Bingham Canyon story in 1923 when it acquired control of The Utah Copper Company. KUC was subsequently purchased in 1989 by Rio Tinto.

Bingham Canyon in 1926.

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Diamonds	business grows strongly

With the start up of the Diavik diamond mine in Canada early in 2003, Rio Tinto’s diamond business entered a new phase. Rio Tinto already produces about a quarter of the world’s diamonds by volume; now the size of the diamond business is set to double. The former Diamonds & Gold product group was reorganised in 2003 to emphasize the contribution of the Diamond business, headed by a Group executive, whilst the responsibility for Rio Tinto’s gold mining assets was allocated to the Copper, Exploration and Technology groups.
     In 2003, earnings from Diamonds were US$113 million. Diamonds contributed five per cent of Rio Tinto’s turnover and eight per cent of adjusted earnings in 2003. Adjusted earnings are explained on page 27. The rough diamond market was stronger than expected in 2003. This enabled Rio Tinto to obtain higher prices than in 2002 and also to sell inventory built up during the weak market following September 2001.
     The first sales of Diavik rough diamonds took place in July 2003. Initial sales of diamonds attracted a high level of interest with prices being achieved at a significantly higher level than originally projected. Earnings in 2003 were US$41 million. The mine started production ahead of schedule and within budget in January 2003. By year end the process plant was operating at design throughput of 1.5 million tonnes per year, six months ahead of schedule. Results from bulk sampling of the second kimberlite in the mining sequence, A154North pipe, showed these diamonds to be of higher quality than originally assumed. A strategic planning team, separate from mine operations, has been set up to look at how best to capture the upside of higher than projected value in both the A154South and A154North kimberlites.
     Earnings at the Argyle diamond mine in Western Australia increased by 14 per cent as a result of higher prices and sales volumes. In spite of difficult trading conditions, Argyle was able to maintain the market position of its pink diamonds with continued strong demand and prices for this

Better than projected prices achieved

At Diavik in Canada, a dike holds back the waters of an arctic lake to allow diamond mining to take place. Construction of the dike earned Diavik a Canadian national engineering award

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niche product. An exploratory decline was started in 2003 to investigate design of an underground mine, a feasibility study for which is expected to be completed in 2005.
     Expenditure of US$10 million is planned for the introduction of a small scale plant to start diamond production at Murowa near Zvishavane in southern Zimbabwe in 2004. An updated feasibility study confirmed the existence of three kimberlite pipes representing a mining reserve of 18.7 million tonnes of ore at a grade of 0.9 carats per tonne. Initial operations will focus on weathered material containing 140,000 tonnes of enriched ore which will be mined first. The small scale approach reduces the initial investment required and will allow confirmation of marketing and regulatory arrangements prior to expansion, which could be considered within three years.
     Rio Tinto is a leading proponent of the Kimberley Process which seeks to ensure that only legitimately mined and traded rough diamonds are introduced into the world market.

Argyle Diamonds in Australia maintained the market
position of its pink diamonds with continued strong
demand and prices for this niche product.

Promoting pride
of product

Building on its previous efforts, Rio Tinto Diamonds’ (RTD) India office launched a new certification process to raise standards among its customers – diamond and jewellery manufacturing firms – regarding the quality of their work and the management of issues relating to environment, health, safety and social responsibility. Called the Business Excellence Model (BEM), it is a set of standards which can be used for accreditation of customers.
     RTD unveiled the BEM at an event in Mumbai (Bombay) in August 2003. It focuses on issues such as the use of personal protective equipment, hygiene and housekeeping, paying statutory minimum wages, employing no child labour, providing employee facilities, and preventing pollution. Assuring operational quality is centred on having a customer focus and customer satisfaction feedback.
     KPMG in India has been awarded the responsibility of auditing RTD’s customer businesses against the BEM standards. All RTD’s Indian customers have been invited to participate in the programme. Once standards are met, a certificate of accreditation will be awarded. This should help customers in their marketing activities as well as providing assurance to RTD that its products are processed by firms operating to acceptable standards of social responsibility.

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Exploration	developing tomorrow’s projects

The role of the Exploration group is to discover or identify mineral resources that will contribute to the growth of the Rio Tinto Group.
     During 2003, geologists were deployed on exploration projects in 30 countries around the world. Exploration is focused on a broad range of mineral commodities including copper, diamonds, industrial minerals, nickel, gold, bauxite and iron ore. The group reported strong exploration performance in 2003 and the current portfolio contains a selection of prospects that should provide opportunities for world class discoveries.
     In the US, a large resource was outlined at the Resolution project in Arizona. The project was transferred to the Copper group for further evaluation at the start of 2003. Work continued on the delineation of the sizeable body of gold mineralisation discovered at Dashkasan, near Hamadan in Iran.
     The potential of the high grade haematite resources at Simandou in Guinea was confirmed at more than one billion tonnes. Environmental baseline studies continued in partnership with Conservation International. An order of magnitude study will be completed in 2004.
     Exploration for nickel in the Upper Peninsula of Michigan in the US resulted in the discovery of a small high grade nickel copper deposit at Eagle. A resource of five million tonnes grading 3.6 per cent nickel, three per cent copper with platinum group metal and gold credits is inferred. Studies are underway to assess mining and processing options, environmental impacts and community benefits. Closely spaced drilling was undertaken at the La Sampala nickel laterite resource in Indonesia to test continuity and confirm grade.
     In Mozambique, more detailed evaluation work in 2003 has led to a 30 per cent increase in the resource base to some 160 million tonnes of ilmenite. The deposits occur near to the coast and are amenable to conventional dredging methods.
     Diamond exploration continued in Canada, southern Africa, west Africa, Brazil and India. New diamond bearing kimberlite pipes were discovered in a number of locations and follow up test work is planned to gauge economic potential.
     The Exploration group continued to support brownfield work at a number of Rio Tinto operations. Exploration of the sub surface extensions of the Argyle diamond deposit continued. In the US and Argentina, active programmes were conducted in the orbit of the Boron and Tincalayu mines. In Indonesia, exploration in and around the Grasberg mine led to the addition of further copper reserves.
     Safety performance declined in 2003, with 18 injuries compared with 15 in 2002. Lost time injuries, however, decreased from six in 2002 to five in 2003.
     Cash expenditure on exploration and evaluation in 2003 was US$130 million, compared with US$124 million in 2002. The charge against net earnings was US$98 million (2002: US$109 million).

Success across
a broad range

Deep drilling rigs, capable of drilling holes to depths of 2,500 metres, helped discover a large copper resource at the Resolution project in Arizona, US.

Siza Majola, a Rio Tinto mineralogist, undertakes a regional mapping project in southern Africa with assistant John Mokoena.

Rio Tinto geologists Sergio Lopez and Ruben Garcia take mineral samples on a salar (salt lake) at 4,000 metres elevation in the Andes region of northern Argentina.

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Safer driving in Africa

In mineral exploration, the use of vehicles represents the greatest safety risk and vehicle and driver management is a high priority. The Africa/Europe division operates across eight countries with variable driving cultures, terrains and weather conditions. Safety rules, when applied in Africa, often conflict with accepted practice: riding in the back of pick up trucks is customary, a shortage of vehicles often means overloading and empty vehicles are seen as a wasted resource.
     Vehicle management plans have been introduced, with a clear formalisation of procedures, requiring all staff who drive at work to sign up. There was formal training for all drivers. Analysis showed a worrying number of accidents outside normal hours so a satellite tracking system was tested in Botswana. The system generates maps that show the time and route of all journeys including those to remote camps, allowing managers to monitor speeds, routes and distances.
     Drivers have reacted positively to the system and adjusted their driving habits, leading to a reversal of a growing number of incidents since 2000 and a notable reduction in 2003 from 2002. When Rio Tinto’s corporate safety standards were issued, very few changes were required to the system in place, except for increased frequency of training and assessment of drivers. The tracking system is being introduced elsewhere in Africa.

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Technology	providing core technical support

The main focus of the Technology group is to provide assistance and advice to the Group and its businesses in the drive towards operational excellence, from safety through to maximising value. The identification and implementation of best practice in many key areas is a core part of this process.
     Activity in Technical Services, the largest unit in the Technology group, was again at record levels, and also included significant contributions at non managed operations. Group wide initiatives launched in 2002, made further progress and a new initiative targeted at improving metallurgical performance is focusing initially on copper ore processing operations. A number of current development projects are linked with external research in order to leverage value for Rio Tinto. Others are focused on innovation to add value in the short term.
     The Office of the Chief Technologist is responsible for the identification of longer term opportunities for Rio Tinto, which includes monitoring of technological developments in both the minerals and other industries worldwide. The programme of external research continues, with a number of new projects added to the existing portfolio.
      Technical Evaluation provided independent review of all major investment proposals considered by the Group. It also created a database system for recording and disseminating the lessons learned from the ongoing programme of post investment reviews, which are standard practice in the Group.
     The Project Management unit advised and supported all the major project teams across Rio Tinto, both on projects in the implementation phase and those still in feasibility. There was also involvement with more modest capital projects with high value and with the major projects at non managed operations. Asset Utilisation is now well established and its workload continues to expand, adding value across Rio Tinto.
Current areas of focus include process control, operational readiness, warranty management, and the formulation and implementation of maintenance standards and audits.
     The charge for the Technology group against net earnings was US$16 million compared with US$12 million in 2002.

Lihir recycles earth’s energy

Lihir Gold in Papua New Guinea (PNG) mines gold in the caldera of a dormant volcano. In places and at depth, the host rock is hot enough to help power the mine. In 2003, Lihir commissioned a geothermal power station that is expected to save US$2 million a year on energy costs. There are plans to expand the use of this natural energy, with a 30 megawatt plant scheduled to be brought on line in 2005.
     With ore reserves partly situated in geothermal zones, Lihir has managed the geothermal forces in ways that allow mining to take place. Four steam wells which were drilled for cooling and depressurising the mining area now provide steam for a power station. The power plant requires more than 100 tonnes of steam per hour to operate at maximum capacity. The six megawatts of power produced represent ten per cent of the operation’s total requirements.

The digestion unit at the new Comalco Alumina Refinery at Gladstone in Queensland is part of the process to convert bauxite ore to alumina, the raw material for aluminium metal.
Lihir managing director Neil Swan said: “The company has harnessed a low cost, renewable power supply. Local businesses have been employed in the construction of the power station. PNG has gained new technology that will have benefits for future generations. And we will be using less heavy fuel oil, reducing the impact on the environment.”
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In pursuit of operational excellence

Apprentices receiving trades training in the
workshop at Lihir Gold in Papua New Guinea.
All but two of the apprentices in the programme
are Lihir islanders, part of the policy of local hiring.

Michael Buckley, manager marketing, and Brian
McDonald, senior sales engineer, HIsmelt®, discuss
the flow sheet for the HIsmelt® direct smelting
facility in Western Australia, a technology developed
largely by Rio Tinto.

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Society and environment	values and standards for success

The way we work
Rio Tinto is in business to create shareholder value by finding and developing world class mineral deposits and operating and eventually closing the Group’s operations safely, responsibly and efficiently. To do so, the Group takes a disciplined and integrated approach to the economic, social and environmental aspects of all its activities.
     The approach is through implementation of the policies described in The way we work, the Group’s statement of business practice, at all levels of the business.
     The statement, redistributed in 2003 in 18 languages, is the result of many months of wide internal and external consultation and discussion and represents shared values from around the Group. The document was published initially in January 1998 and revised in light of experience in 2002, following further review and consultation, external benchmarking of policies against the best practice of other organisations and approval by the Rio Tinto board.
     The way we work commits the Group to transparency consistent with normal commercial confidentiality, corporate accountability and the application of appropriate standards and internal controls. It sets the basis for how Group employees work and also provides guidance for joint venture partners and others. Every employee is responsible for implementing the policies in the document.
     Rio Tinto has adopted the Association of British Insurers’ 2003 disclosure guidelines on social responsibility in preparing this report. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on the Rio Tinto website: www.riotinto.com

Board responsibilities
The directors of Rio Tinto, and of Group companies, are responsible for monitoring adherence to the Group policies outlined in The way we work. Assurance for performance in these areas involves checking, reviewing and reporting each business’s implementation of the policies, their compliance with regulations and voluntary commitments, and the effectiveness of management and control systems, while also providing mechanisms for improvement.
     As discussed in the section on Corporate governance on page 45, the board established a process for identifying, evaluating and managing the significant risks faced by the Group. Directors meet regularly, have regular scheduled discussions on aspects of the Group’s strategy and full and timely access to the information required to discharge their responsibilities fully and effectively.
     Rio Tinto’s Compliance guidance requires that the identification of risk be systematic and ongoing. It recommends that each Group company should undertake a structured risk profiling exercise to identify, categorise and weigh the risks it faces in the conduct of its business unless its board is confident that all relevant and material risks have already been identified in a similar exercise. Each Group company should put systems in place to ensure that risks are reviewed at an appropriate frequency and that its board and management are made aware of changes in the risk profile.
     Total remuneration is related to performance through the use of annual bonuses, long term incentives and stretching targets for personal, financial and safety performance. Environmental performance parameters are also included.
     The board’s Committee on social and environmental accountability reviews the effectiveness of policies and procedures. The committee comprises four non executive directors and is chaired by the chairman of the main board. It meets three times annually with the chief executive and heads of Technology, Health, Safety and Environment and Communication and Sustainable Development.

Emergency service operators Kim Farmer and David Milton of Robe River’s Mesa J iron ore mine in Western Australia check first aid equipment.

Business practices
reflect shared values
from around the Group

Providing access to HIV/AIDS treatment

Rio Tinto developed and implemented a global HIV/AIDS strategy in 2003 in response to the social and economic issues raised by the epidemic. Wellness can be significantly heightened in HIV/AIDS prevalent regions by providing affordable access for employees and their nominated partner to HIV/AIDS treatment and programmes, including antiretroviral therapy.
     Rio Tinto’s response draws on the International Labour Organisation (ILO) Code of Good Practice on HIV/AIDS. Discrimination towards employees on the basis of real or perceived HIV status is not tolerated. The confidentiality of all information on the HIV status and condition of employees and community members is strictly upheld.
     The Rio Tinto HIV/AIDS strategy is founded on four key elements:

protecting employees and their communities from future infection, whilst also breaking down stigmas and misconceptions surrounding the disease.
Voluntary counselling and testing is considered the cornerstone of the strategy. Employees who are currently HIV negative will be counselled on how to stay negative. Those who are positive will be enrolled on a wellness programme which includes the provision of antiretroviral therapy when medically appropriate. Implementation of the HIV/AIDS strategy is monitored in all locations and evaluated regularly to ensure quality service provision. The strategy will be reviewed regularly in light of the changing global situation.
• Prevention, awareness and education;
• Voluntary counselling and testing;	A four year old AIDS orphan in an orphanage ward at a hospital in Pretoria, South Africa. Rio Tinto actively seeks partnerships with external organisations working to assist in HIV education, awareness raising and treatment.
• Wellness and treatment; and
• Monitoring and evaluation of service provision.
Prevention, awareness and education programmes play an integral role in

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Reports for the committee summarise significant matters identified through Rio Tinto’s assurance activities. These include reviews every four years of each business to identify and manage strategic risks in relation to health, safety, the environment and community; audits against Rio Tinto standards; annual risk management audits; risk reviews for specific concerns, such as cyanide management and smelter operations; procedures and systems for reporting critical and significant issues and incidents; completion of annual internal control questionnaires by all Group business unit leaders covering financial, social, health and safety and environment matters; and findings and recommendations of the independent external assurance and data verification programme.

Policies, programmes and performance Implementation of the policies in The way we work is discussed in the following sections. Known risks arising from social and environmental matters and their management in Group businesses are described in the relevant Group operations section.

Safety
Safety is a core value and a major priority. Rio Tinto believes that all injuries are preventable and its goal is zero injuries. To achieve this, full and consistent implementation of and accountability for Rio Tinto’s comprehensive standards, guidelines, systems and procedures is required across the world. The Group is also building a supportive safety culture that requires visible leadership, ongoing education and training and a high level of participation by everyone in the workplace.
     However, there is still some way to go in achieving the goal. In 2003, regrettably, there were six deaths at Rio Tinto operations; three were Group employees and three were contractors. There were 468 lost time injuries during the year. This equates to a rate of 0.81 lost time injuries per 200,000 hours worked (2002: 0.85). Fines for infringement of safety and occupational health regulations involved 12 operations and totalled US$162,000 (2002: 12 operations and US$80,000). This includes a fine of $A206,250 paid by Northparkes in relation to an underground collapse that resulted in four fatalities in November 1999. This event occurred under the previous owner and prior to any Rio Tinto involvement in Northparkes.

Occupational health
Rio Tinto strives to protect physical health and wellbeing in the workplace. This requires clear standards, consistent implementation, transfer of best practice and improvement through Group wide reporting and tracking of remedial actions. During 2003, business units worked to implement the occupational health standards and full implementation is targeted for the end of 2004.
     Setting quantitative occupational health targets to drive performance improvement has also been a focus during 2003. Business units are developing and implementing action plans to achieve the targets, consistent with implementation of the standards.
     In 2003, there were 341 new cases of occupational disease, equating to a rate of 107 new cases per 10,000 employees (2002: 120).

Environment
Wherever possible, Rio Tinto prevents, or otherwise minimises, mitigates and remediates, harmful effects of the Group’s operations on the environment.
     To do this, the Group seeks to understand the environmental aspects and impacts of what it does, build what is learned into systems to manage and minimise those impacts, and set targets for improvement.
     After significant Group wide consultation, Rio Tinto’s environment standards were finalised and approved for implementation

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Society and environment continued

in 2003. During the year significant work was undertaken to set five year targets to improve efficiency of greenhouse gas emissions, energy use and water withdrawn from the environment.
     By the end of 2003, 80 per cent of operations had implemented ISO 14001 or an equivalent environmental management system (EMS). All Rio Tinto operations are required to have a certified EMS by the end of June 2005: by the end of 2003, 64 per cent of operations had already achieved this.
     Fines for infringement of environmental regulations involved four operations and totalled US$126,000 (2002: two operations and US$2,000). No environmental incidents were classified as critical in 2003.

Land access
Rio Tinto seeks to ensure the widest possible support for its proposals throughout the life cycle of the Group’s activities by coordinating economic, technical, environmental and social factors in an integrated process.
     This involves negotiation of mining access agreements with indigenous landowners; responsible land management and rehabilitation; planning for closure; developing and implementing a biodiversity strategy; and forming strategic partnerships with external organisations.

Political involvement
Rio Tinto does not directly or indirectly participate in party politics nor make payments to political parties or individual politicians.
     A Business integrity guidance addressing bribery, corruption and political involvement was issued in 2003 to assist managers in implementing this policy. The guidance covers questions relating to compliance and implementation; gifts and entertainment; the use of agents and intermediaries; and “facilitation” payments.
     Rio Tinto avoids making facilitation

payments anywhere in the world. Bribery in any form is prohibited. Gifts and entertainment are only offered or accepted for conventional social and business purposes and then only at a level appropriate to the circumstances.

Communities
Rio Tinto sets out to build enduring relationships with neighbours. This is characterised by mutual respect, active partnership, and long term commitment.
     Every business unit is required to have rolling five year community plans which are updated annually. In 2003, the Group completed a series of pilot studies aimed at achieving a deeper level of understanding of the linkages between mining activities and the economies in which they take place.
     All business units produce their own social and environment reports for local communities, and community assurance of the quality and content of these reports is increasing. This provides an opportunity for engagement with the community on their views of programmes sponsored by Group operations.
     Business units managed by Rio Tinto contributed US$70 million to community programmes in 2003 (2002: US$48 million). Part of the increase from 2002 (about US$7 million) was due to exchange rate movements against the US dollar. Of the total contributions, US$21 million were direct payments made under legislation or an agreement with a local community.

Human rights
Rio Tinto supports human rights consistent with the Universal Declaration of Human Rights and Rio Tinto respects those rights in conducting the Group’s operations throughout the world.
     Rio Tinto also supports the UN Secretary General’s Global Compact, the US/UK Voluntary Principles on Security and Human

Rights and the Global Sullivan Principles.
     The Group’s Human rights guidance is designed to assist managers in implementing the human rights policy in complex local situations. It was revised and republished in 2003 and a case study was provided to the Global Compact on how the guidance was developed and promoted around the Group.

Employment
Rio Tinto requires safe and effective working relationships at all levels. Whilst respecting different cultures, traditions and employment practices, common goals are shared, in particular the elimination of workplace injuries, and commitment to good corporate values and ethical behaviour.
     In 2003, Group companies employed 29,000 people (2002: 29,000) and together with Rio Tinto’s proportionate share of those employed by joint ventures and associates, the total was 36,000 (2002: 37,000). Australia and New Zealand (10,000), North America (10,000) and Africa (6,000) remained the principal locations.
     Wages and salaries paid in 2003 totalled US$1.5 billion (2002: US$1.3 billion). Retirement payments and benefits to dependants are provided in accordance with local conditions and good practice. The total pension and other benefits paid in 2003 was US$278 million (2002: US$211 million).

Sustainable development
Rio Tinto believes that its businesses, projects, operations and products should contribute constructively to the global transition to sustainable development.
     All businesses are required to assess the sustainable development case for their activities. Rio Tinto has committed itself to integrating the results of the Mining, Minerals and Sustainable Development (MMSD) analysis of 2002 into the Group’s policy and objectives, and developing measures to

Lysaght Griffin, a public health officer with Lihir Gold in Papua New Guinea tests a villager on Masahet Island as part of Lihir’s filariasis screening and treatment programme, a community service to combat this debilitating tropical disease.

Noise levels near fans that power emissions out of the stacks at the Boyne Island aluminium smelter in Australia are tested by Lisa Keenan. The sound	from the stacks was identified as a community issue and steps have been taken to reduce noise levels.

24   Rio Tinto 2003 Annual review

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assess their implementation. As a founding member of the International Council on Mining and Metals, Rio Tinto is participating in dialogue and programmes to advance industry wide progress on key sustainable development priorities.

Openness and accountability
Rio Tinto conducts its affairs in an accountable and transparent manner, reflecting the interests of Rio Tinto shareholders, employees, host communities and customers as well as others affected by the Group’s activities.
     Policies on transparency, business integrity, corporate governance and internal controls and reporting procedures are outlined in The way we work. In 2003, a Compliance guidance was issued to provide a framework to enable each Group business to implement and maintain a best practice compliance programme which should identify and manage risks associated with non compliance with laws, regulations, codes, standards and Rio Tinto policies.

Assurance and verification
To be accountable and transparent, assurance is provided – to the Group and others – that Rio Tinto policies are being implemented fully and consistently across our businesses and operations.
     The overall objective of external assurance and data verification is to provide assurance that the material in the Social and environment review is relevant, complete and accurate and, in particular, that Rio Tinto’s policies and programmes are reflected in implementation activities at operations. In 2003, Environmental Resources Management (ERM) undertook the external assurance and data verification programme and the results are available in the Social and environment review.

In a craft centre sponsored by the Rössing Uranium mine in Namibia, community members Melba Kurangera and Eunice Mduha work as apprentice gold designers.

Left: A mixture of seed, water, mulch and fertiliser is sprayed on newly laid topsoil at Lihir Gold in Papua New Guinea as a first step in rehabilitating disturbed land.

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Rio Tinto financial information by business unit

		Net earnings (a)		Gross turnover (b)		Operating assets (c)		Capital expenditure (d)

	Rio Tinto interest %	2003 US$m	2002 US$m	2003 US$m	2002 US$m	2003 US$m	2002 US$m	2003 US$m	2002 US$m

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	424	401	1,329	1,117	1,543	923	298	79
Robe River	53.0	68	54	374	240	1,852	1,409	75	81
Iron Ore Company of Canada	58.7	7	(3)	442	400	489	416	37	39

		499	452	2,145	1,757	3,884	2,748	410	199

Energy
Kennecott Energy	100.0	88	90	955	949	561	486	168	152
Rio Tinto Coal Australia	100.0	70	134	433	417	649	406	92	126
Kaltim Prima Coal	(e)	31	26	142	216	–	46	2	5
Coal & Allied	75.7	(24)	68	597	623	787	626	34	58
Rössing	68.6	(19)	23	86	112	46	48	4	5
Energy Resources of Australia	68.4	11	12	131	113	178	140	5	4

		157	353	2,344	2,430	2,221	1,752	305	350

Industrial Minerals		154	286	1,801	1,847	2,038	2,063	139	133

Aluminium	(f)	200	256	1,936	1,662	3,258	2,365	436	269

Copper
Kennecott Utah Copper	100.0	88	86	722	755	1,277	1,378	83	97
Escondida	30.0	122	32	502	283	492	449	45	117
Freeport	13.1	23	19	344	306	144	128	33	23
Freeport joint venture	40.0	104	113	397	349	417	412	60	55
Palabora	49.2	1	12	206	201	426	287	66	64
Kennecott Minerals	100.0	60	38	239	205	136	155	9	21
Rio Tinto Brasil	(g)	48	16	139	115	138	91	19	14
Other Copper	(e)	(6)	25	176	254	335	443	63	60

		440	341	2,725	2,468	3,365	3,343	378	451

Diamonds
Argyle	100.0	72	63	434	372	600	488	22	31
Diavik	60.0	41	–	122	–	674	484	78	206

		113	63	556	372	1,274	972	100	237

Other operations		21	25	184	208	98	114	4	6

Product group total		1,584	1,776	11,691	10,744	16,138	13,357	1,772	1,645

Other items		(45)	(42)	64	84	(455)	(148)	17	13
Exploration and evaluation		(98)	(109)
Net interest		(59)	(95)

Adjusted earnings		1,382	1,530
Exceptional items		126	(879)
Less: joint ventures and associates								(181)	(241)

Total		1,508	651	11,755	10,828	15,683	13,209	1,608	1,417

Less: net debt						(5,646)	(5,747)

Net assets						10,037	7,462

(a)	Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.
(b)	Gross turnover includes 100 per cent of subsidiaries’ turnover and the Group’s share of the turnover of joint ventures and associates.
(c)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie, net of such companies’ debt). For joint ventures and associates, Rio Tinto’s net investment is shown. For joint ventures and associates shown above, Rio Tinto’s shares of operating assets, defined as for subsidiaries, are as follows: Escondida US$905 million (2002: US$913 million), Freeport joint venture US$417 million (2002: US$412 million), Freeport associate US$380 million (2002: US$533 million).
(d)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto's share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.
(e)	During 2003, Rio Tinto sold its interests in Kaltim Prima Coal, Alumbrera and Peak.
(f)	Includes Rio Tinto’s interest in Anglesey Aluminium (51 per cent) and Comalco (100 per cent).
(g)	Includes Rio Tinto’s interest in Morro do Ouro (51 per cent) and Fortaleza (99.9 per cent) at 31 December 2003.

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Summary financial statements

These summary financial statements have been extracted from the full financial statements, which have been reported on by the auditors, and which will be filed with the United Kingdom Registrar of Companies and the Australian Securities and Investments Commission. The Auditors’ report on the full financial statements is unqualified and does not contain a statement under either s237(2) or s237(3) of the UK Companies Act 1985. The summary financial statements do not contain sufficient information to allow as full an understanding of the results and affairs of the Group and parent companies as is provided in the full financial statements. Copies of the 2003 Annual report and financial statements, which include the full financial statements, may be obtained from the addresses shown on page 52.

Summary profit and loss account Years ended 31 December

	2003		2002
	US$m		US$m

Gross turnover (including share of joint ventures and associates)	11,755		10,828

Share of joint ventures’ turnover	(1,820)		(1,662)
Share of associates’ turnover	(707)		(723)

Consolidated turnover	9,228		8,443
Net operating costs (2002 included exceptional charges of US$1,078 million)	(7,732)		(7,612)

Group operating profit	1,496		831

Share of operating profit of joint ventures (2002 included exceptional charges of US$16 million)	536		532
Share of operating profit of associates	234		239
Profit on disposal of interests in subsidiary, joint venture and associate	126		–

Profit on ordinary activities before interest and taxation	2,392		1,602

Net interest payable	(206)		(237)
Amortisation of discount	(92)		(54)

Profit on ordinary activities before taxation	2,094		1,311

Taxation (2002 included tax relief on exceptional charges of US$42 million)	(567)		(708)

Profit on ordinary activities after taxation	1,527		603

Attributable to outside equity shareholders (2002 included exceptional charges of US$173 million)	(19)		48

Profit for the financial year (net earnings)	1,508		651

Dividends to shareholders	(882)		(826)

Retained profit/(loss) for the financial year	626		(175)

Earnings per ordinary share	109.5	c	47.3	c
Adjusted earnings per ordinary share	100.3	c	111.2	c

Dividends per share to Rio Tinto shareholders
– Rio Tinto plc	64.0	c	60.0	c
– Rio Tinto Limited	64.0	c	60.0	c

The profit for each year is stated after exceptional items; these are added back in the table below to arrive at adjusted earnings.

	2003		2002
	US$m		US$m

Profit for the financial year (net earnings)	1,508		651
Exceptional items impact on the above profit and loss account as follows:
Profit on disposal of interests in subsidiary, joint venture and associate	126		–
Asset write downs	–		(978)
Environmental remediation charge	–		(116)
Taxation	–		42
Attributable to outside equity shareholders	–		173

Net exceptional items	126		(879)

Adjusted earnings	1,382		1,530

Adjusted earnings and adjusted earnings per share exclude exceptional items of such magnitude that their exclusion is necessary in order that adjusted earnings fulfil their purpose of reflecting the underlying performance of the Group.

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Summary balance sheet At 31 December

2003	2002		2003	2002
A$m	A$m		US$m	US$m

		Intangible fixed assets
1,583	1,791	Goodwill	1,185	1,015
92	101	Exploration and evaluation	69	57

1,675	1,892		1,254	1,072
		Tangible fixed assets
20,294	21,503	Property, plant and equipment	15,196	12,183

		Investments
4,318	5,487	Share of gross assets of joint ventures	3,233	3,109
(1,349)	(2,097)	Share of gross liabilities of joint ventures	(1,010)	(1,188)

2,969	3,390		2,223	1,921
690	1,158	Investments in associates/other investments	517	656

3,659	4,548	Total investments	2,740	2,577

25,628	27,943	Total fixed assets	19,190	15,832

		Current assets
2,381	2,651	Inventories	1,783	1,502
		Accounts receivable and prepayments
2,236	2,820	Falling due within one year	1,674	1,598
1,080	1,131	Falling due after more than one year	809	641

3,316	3,951	Total accounts receivable	2,483	2,239

307	540	Investments	230	306
528	574	Cash	395	325

6,532	7,716	Total current assets	4,891	4,372

		Current liabilities
(2,930)	(5,941)	Short term borrowings	(2,194)	(3,366)
(2,858)	(3,484)	Accounts payable and accruals	(2,140)	(1,974)

(5,788)	(9,425)	Total current liabilities	(4,334)	(5,340)

744	(1,709)	Net current assets/(liabilities)	557	(968)

26,372	26,234	Total assets less current liabilities	19,747	14,864

		Liabilities due after one year
(5,140)	(4,780)	Medium and long term borrowings	(3,849)	(2,708)
(430)	(537)	Accounts payable and accruals	(322)	(304)

(6,058)	(6,375)	Provisions for liabilities and charges	(4,536)	(3,612)
(1,340)	(1,373)	Outside shareholders’ interests (equity)	(1,003)	(778)

13,404	13,169	Net assets	10,037	7,462

13,404	13,169	Capital and reserves	10,037	7,462

(a)	The balance sheet has been translated into Australian dollars using the year end exchange rate which is based on the Hedge Settlement Rate set by the Australian Financial Markets Association.

The 2003 Annual report and financial statements were approved by the directors on 20 February 2004 and signed on their behalf by

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Reconciliation with Australian GAAP 31 December

2003		2002			2003		2002
A$m		A$m			US$m		US$m

2,133		2,818		Adjusted earnings reported under UK GAAP	1,382		1,530
194		(1,619)		Exceptional items	126		(879)

2,327		1,199		Net earnings under UK GAAP	1,508		651
				Increase/(decrease) net of tax in respect of:
(253)		(308)		Goodwill amortisation	(164)		(167)
–		(35)		Adjustments to asset carrying values	–		(19)
(8)		(24)		Taxation	(5)		(13)
11		6		Other	7		3

2,077		838		Net earnings attributable to members under Australian GAAP	1,346		455

150.8	c	60.9	c	Earnings per ordinary share under Australian GAAP	97.7	c	33.1	c

13,404		13,169		Shareholders’ funds under UK GAAP	10,037		7,462
				Increase/(decrease) net of tax in respect of:
1,165		1,843		Goodwill	872		1,044
92		131		Taxation	69		74
626		–		Dividend	469		–
(32)		(41)		Other	(24)		(23)

15,255		15,102		Shareholders’ funds under Australian GAAP	11,423		8,557

Reconciliation with US GAAP 31 December
	2003		2002
	US$m		US$m

Net earnings under UK GAAP	1,508		651
Increase/(decrease) net of tax in respect of:
Goodwill and intangibles amortisation	29		22
Effect of different ore reserve estimates	(82)		–
Pensions/post retirement benefits	44		2
Share options	(21)		(17)
Adjustments to asset carrying values	(39)		(317)
Exchange differences recorded in earnings under US GAAP	813		287
Other	(97)		(47)

Income before cumulative effect of change in accounting principle	2,155		581
Cumulative effect of change in accounting principle for close down and restoration costs	(178)		–

Net income under US GAAP	1,977		581

Basic earnings per ordinary share under US GAAP
Before cumulative effect of change in accounting principle	156.4	c	42.2	c
After cumulative effect of change in accounting principle	143.5	c	42.2	c

Shareholders’ funds under UK GAAP	10,037		7,462
Increase/(decrease) net of tax in respect of:
Goodwill	1,550		1,417
Intangibles	282		320
Effect of different ore reserve estimates	(82)		–
Taxation	69		74
Proposed dividends	469		430
Adjustments to asset carrying values	223		262
Provision for close down and restoration costs	–		178
Start-up costs	(89)		(70)
Mark to market of derivate contracts	255		(14)
Pensions/post retirement benefits	(352)		(371)
Other	(318)		(171)

Shareholders’ funds under US GAAP	12,044		9,517

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Summary cash flow statement Years ended 31 December

	2003	2002
	US$m	US$m

Cash flow from operating activities	2,888	3,134

Dividends from joint ventures and associates	598	609

Total cash flow from operations	3,486	3,743

Returns on investment and servicing of finance	(277)	(301)

Taxation	(917)	(722)

Purchase of property, plant and equipment	(1,533)	(1,296)
Funding of Group share of joint ventures’ & associates’ capital expenditure	(94)	(137)
Other funding of joint ventures & associates	(18)	(6)
Exploration and evaluation expenditure	(130)	(124)
Sale of property, plant and equipment	19	16
Net sales/(purchases) of other investments	83	(323)

Capital expenditure and financial investment	(1,673)	(1,870)

Purchase of subsidiaries and joint arrangements	–	(106)
Sale of subsidiaries, joint ventures & associates	405	233

Disposals less acquisitions	405	127
Equity dividends paid to Rio Tinto shareholders	(833)	(948)

Cash inflow before management of liquid resources and financing	191	29

Summary financial data in Australian dollar, sterling and US dollar

2003		2002		2003		2002			2003		2002
A$m		A$m		£m		£m			US$m		US$m

18,143		19,945		7,198		7,219		Gross turnover (including share of joint ventures and associates)	11,755		10,828

3,232		2,415		1,282		874		Profit on ordinary activities before taxation	2,094		1,311

2,133		2,818		846		1,020		Adjusted earnings	1,382		1,530

2,327		1,199		923		434		Profit for the financial year (net earnings)	1,508		651

169.0	c	87.1	c	67.1	p	31.5	p	Earnings per ordinary share	109.5	c	47.3	c
154.8	c	204.7	c	61.4	p	74.1	p	Adjusted earnings per ordinary share	100.3	c	111.2	c

								Dividends per share to Rio Tinto shareholders
				37.13	p	37.47	p	– Rio Tinto plc	64.0	c	60.0	c
89.70	c	105.93	c					– Rio Tinto Limited	64.0	c	60.0	c

5,380		6,896		2,135		2,496		Total cash flow from operations	3,486		3,743

(2,582)		(3,444)		(1,024)		(1,246)		Capital expenditure and financial investment	(1,673)		(1,870)

(7,540)		(10,144)		(3,170)		(3,586)		Net debt	(5,646)		(5,747)

13,404		13,169		5,636		4,656		Equity shareholders’ funds	10,037		7,462

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Australian Corporations Act – summary of ASIC class order relief

Pursuant to section 340 of the Corporations Act 2001 (Corporations Act), the Australian Securities and Investments Commission issued an order dated 21July 2003 that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s dual listed companies structure in 1995. The order applies to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 30 June 2003 and 31 December 2004 (inclusive).
In essence, the order allows Rio Tinto Limited to prepare, and to treat as the principal financial statements for it and its controlled entities, combined financial statements of Rio Tinto Limited and Rio Tinto plc and their respective controlled entities as if the Group constituted a single economic entity and the combined financial statements were consolidated financial statements. In addition, those combined financial statements are to be prepared:
•	on the basis of ‘merger’, rather than ‘acquisition’, accounting under UK GAAP (ie on the basis that Rio Tinto Limited was not acquired by, and is not controlled by, Rio Tinto plc and that carrying amounts, rather than fair values, of assets and liabilities at the time of formation of the
Group’s dual listed companies structure were used to measure those assets and liabilities at formation);
•	in accordance with the principles and requirements of UK GAAP, rather than Australian GAAP (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;
•	with US dollars as the reporting currency (although translations to Australian dollars and UK pounds may be included, and translations to Australian dollars are required for a summary statement of financial position for the Group); and
•	with a reconciliation of information from UK GAAP to Australian GAAP (see page 29).

The combined financial statements must also be audited in accordance with relevant UK requirements. Rio Tinto Limited must also prepare a Directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group). Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to the combined financial statements (including any concise report), the Auditor’s report and the Directors’ report.Rio Tinto Limited is not required to prepare consolidated financial statements for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of Australian GAAP and with Australian dollars as the reporting currency, and to have those statements audited. The statements are not required to be laid before the Company’s annual general meeting or distributed to shareholders as a matter of course. However, Rio Tinto Limited must:
•	include in the combined financial statements for the Group, as a note, summary parent entity financial statements for Rio Tinto Limited (ie summary statements of financial position, financial performance and cash flows), prepared in accordance with Australian GAAP and with Australian dollars as the reporting currency; and
•	make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Group’s website.

The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

Independent auditors’ statement

To the members of Rio Tinto plc and Rio Tinto Limited
We have examined the summary Financial statements of the Rio Tinto Group, which comprise the summary Group profit and loss account, the summary Group balance sheet, the summary Group cash flow statement, the reconciliation with Australian GAAP, the financial information by business unit, the Directors’ report and the Remuneration report.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the 2003 Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary Financial statements within the 2003 Annual Review with the annual Financial statements, the Directors’ report and the Remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 21 July 2003, and the regulations made thereunder. We also read the other information contained in the 2003 Annual review and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the summary Financial statements. The other information comprises the items listed in the contents section of the 2003 Annual review, apart from the 2003 summary Financial statements, the Directors’ report and the Remuneration report.
     This statement, including the opinion, has been prepared for and only for each Company’s members as a body in accordance with Section 251 of the United Kingdom Companies Act 1985 (in respect of Rio Tinto plc) and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 21 July 2003 (in respect of Rio Tinto Limited), and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
 We conducted our work in accordance with Bulletin 1999/6, ‘The Auditors’ statement on the summary Financial statement’ issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary Financial statements are consistent with the annual Financial statements, the Directors’ report and the Remuneration report of the Rio Tinto Group for the year ended 31 December 2003 and comply with the applicable requirements of Section 251 of the United Kingdom Companies Act 1985 and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 21 July 2003, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
20 February 2004
In respect of the members of Rio Tinto plc

PricewaterhouseCoopers
Chartered Accountants
Perth
20 February 2004
In respect of the members of Rio Tinto Limited

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Chairman	Non executive directors

01 Paul Skinner (age 59)
Mr Skinner was appointed chairman in November 2003. A director of Rio Tinto since 2001, he is chairman of the Nominations committee and the Committee on social and environmental accountability. He was previously a Managing Director of The “Shell” Transport and Trading Company plc and Group Managing Director of The Royal Dutch/Shell Group of Companies, for whom he had worked since 1966. He is a director of Standard Chartered PLC and a member of the board of INSEAD business school. (notes b and d)	06 Sir Richard Giordano (age 69)
Sir Richard is the senior non executive director and a deputy chairman. He is also chairman of the Audit committee. He has been a director of Rio Tinto plc since 1992 and of Rio Tinto Limited since 1995. A lawyer by training, he spent 12 years at BOC Group, first as chief executive, then chairman. In 1993, Sir Richard became a director of British Gas, assuming the role of chairman in 1994. A former chairman of BG Group plc, he is a director of Georgia Pacific Corporation in the US and a trustee of Carnegie Endowment for International Peace. (notes a, b, and d)	08 Sir David Clementi (age 55) Sir David was appointed a director of Rio Tinto in January 2003. He is chairman of Prudential plc, and prior to that appointment was deputy governor of the Bank of England. Sir David’s earlier career was with Kleinwort Benson where he spent 22 years, holding various positions including chief executive and vice chairman.
A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School. (notes a and c)

Executive directors also executive committee members

02 Leigh Clifford (age 56)
Mr Clifford became chief executive in 2000, having been a director of Rio Tinto plc since 1994 and Rio Tinto Limited since 1995. A mining engineer, he has held various roles in the Group’s coal and metalliferous operations since joining in 1970, including managing director of Rio Tinto Limited and chief executive of the Energy group. Mr Clifford is also a director of Freeport-McMoRan Copper & Gold Inc.	04 Guy Elliott (age 48)
Mr Elliott became finance director of Rio Tinto in 2002. He joined the Group in 1980 after gaining an MBA from INSEAD business school. He has subsequently held a variety of marketing, planning and development positions, most recently as head of Business Evaluation. From 1996 to 1999 he was president of Rio Tinto Brasil.	07 Leon Davis (age 64)
		Mr Davis is the Group’s Australia based non executive deputy chairman. He became a director of Rio Tinto Limited in 1994 and of Rio Tinto plc in 1995. He is a metallurgist and during more than 40 years with the Group has held a number of managerial posts around the world, ultimately as chief executive from 1997 to 2000. He is chairman of Westpac Banking Corporation and a director of Codan Limited, Huysmans Pty Limited and Trouin Pty Limited, and is also president of the board of The Walter and Eliza Hall Institute of Medical Research. (note d)	09 Andrew Gould (age 57) Mr Gould was appointed a director of Rio Tinto in December 2002. He is chairman and chief executive officer of Schlumberger Limited. Prior to this appointment, Mr Gould, who joined Schlumberger in 1975 from Ernst & Young, has held a succession of financial and operational management positions within the Schlumberger group, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. (notes a and c)

03 Robert Adams (age 58)
Mr Adams was appointed a director of Rio Tinto plc in 1991 with responsibility for planning and development, and a director of Rio Tinto Limited in 1995. He joined the Group in 1970 after reading natural sciences and economics and subsequently gaining an MSc from the London Business School. Mr Adams is a non executive director of Foreign & Colonial Investment Trust plc.	05 Oscar Groeneveld (age 50) Mr Groeneveld became a director of Rio Tinto in 1998. A mining engineer with qualifications in engineering, science and management, he joined the Group in 1975 and has since held a series of management positions, including head of Technology, before being appointed chief executive of the Copper group in 1999. Mr Groeneveld is also a director of Freeport-McMoRan Copper & Gold Inc.

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Company secretaries

10 Sir John Kerr (age 62)
Sir John was appointed a director of Rio Tinto in October 2003. He was a member of the UK Diplomatic Service for 36 years, and its head from 1997 to 2002. During his career he was seconded to the UK Treasury where he was principal private secretary to two Chancellors of the Exchequer. His service abroad included spells as ambassador to the European Union from 1990 to 1995, and to the US from 1995 to 1997. He is also a director of The “Shell” Transport and Trading Company plc and Scottish American Investment Trust plc.	12 John Morschel (age 60)
Mr Morschel was appointed to the boards of Rio Tinto in 1998. Educated in Australia and the US, he spent most of his career with Lend Lease Corporation Limited in Australia, culminating as managing director, followed by two years as an executive director of the Westpac Banking Corporation. He is chairman of Leighton Holdings Limited, and of Rinker Group Limited and is a director of Tenix Pty Limited, Gifford Communications Pty Limited and Singapore Telecommunications Limited. He is also a patron of the Property Industry Foundation. (notes b, c and d)	14 Lord Tugendhat (age 67)
Lord Tugendhat, who became a director of Rio Tinto in 1997 will retire from the boards at the conclusion of the 2004 annual general meetings. A former vice president of the Commission of the European Communities, and chairman of the Civil Aviation Authority, he was chairman of Abbey National plc from 1991 to 2002 when he was appointed chairman of Lehman Brothers Europe Limited. (notes a and d)	15 Anette Lawless (age 47)
Mrs Lawless joined Rio Tinto in 1998 and became company secretary of Rio Tinto plc in 2000. A chartered secretary and a fellow of the ICSA, she also holds an MA from the Copenhagen Business School.

11 David Mayhew (age 63)
Mr Mayhew was appointed a director of Rio Tinto in 2000. He is chairman of Cazenove Group plc, which he joined in 1969. Cazenove is a stockbroker to Rio Tinto plc. (notes a and b)	13 Sir Richard Sykes (age 61)
Sir Richard was appointed to the boards of Rio Tinto in 1997. He is chairman of the Remuneration committee. After reading microbiology, he obtained doctorates in microbial chemistry and in science. A former chairman of GlaxoSmithKline plc, Sir Richard is a director of Lonza Group Limited and is rector of the Imperial College of Science, Technology and Medicine. He is a fellow of the Royal Society and a trustee of the Natural History Museum in London and of the Royal Botanical Gardens, Kew. (note c)

Sir Robert Wilson served as chairman until his retirement on 31 October 2003.
Jonathan Leslie and
The Hon. Raymond Seitz served as directors until 31 March 2003 and 1 May 2003 respectively.

Notes
a) Audit committee
b) Nominations committee
c) Remuneration committee
d) Committee on social and
    environmental accountability

16 Stephen Consedine (age 42) Mr Consedine joined Rio Tinto in 1983 and became company secretary of Rio Tinto Limited in 2002. He holds a Bachelor of Business and is a Certified Practising Accountant.

10	12	14	15
11	13		16

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Executive committee members

01 Tom Albanese (age 46)
Mr Albanese joined Rio Tinto in 1993 on Rio Tinto’s acquisition of Nerco. He holds a BS in mineral economics and an MS in mining engineering. He held a series of management positions before being appointed chief executive of the Industrial Minerals group in 2000.	04 David Klingner (age 59)
Dr Klingner became head of Exploration in 1997. He joined the Group as a geologist in 1966 and has had a wide variety of roles both in exploration and elsewhere during his 38 years’ service, including managing director of Kaltim Prima Coal. Later he was a Group executive with Rio Tinto Limited, responsible for coal and gold businesses located in Australia, Indonesia and Papua New Guinea.	07 Christopher Renwick (age 61)
	Mr Renwick has been with Rio Tinto for 34 years and is currently chief executive of the Iron Ore group. He is a lawyer and has held several management positions within the Group, including commercial director of Hamersley Iron, managing director of Comalco Minerals and Alumina and a Group executive with Rio Tinto Limited. He was appointed to his current position in 1997.	Brian Horwood will retire from the position of managing director of Rio Tinto Australia in early March 2004 after 34 years with the Group. He is succeeded by Charlie Lenegan, previously president director of PT Kelian Equatorial Mining, who joined the Group in 1981.

02 Preston Chiaro (age 50)
Mr Chiaro was appointed chief executive of the Energy group in September 2003. He is an environmental engineer with Bachelor of Science, Environmental Engineering and Master of Engineering degrees. He joined the Group in 1991 at Kennecott Utah Copper’s Bingham Canyon mine as vice president, technical services. In 1995 he became vice president and general manager of Boron operations in California. He was chief executive of Rio Tinto Borax from 1999 to 2003.	05 Karen McLeod (age 57)
Ms McLeod was appointed head of Human Resources for Rio Tinto in 1999. She joined the Group in 1974 at Comalco, working in Aboriginal affairs. She holds degrees in the social sciences and business management and has held senior positions in human resources, business analysis, marketing and organisation development.	08 Andrew Vickerman (age 49)
Mr Vickerman, previously head of External Affairs, became head of Communication and Sustainable Development in January 2003, with responsibility for both External Affairs and HSE. Prior to 1998 he was a director of Lihir Gold and was responsible for the financial and administrative aspects of the company. He has a BA, MA and PhD from Cambridge University. He joined Rio Tinto in 1991.

03 Keith Johnson (age 42)
Mr Johnson was appointed Group executive diamonds in 2003. He holds degrees in mathematics and management and is a fellow of the Royal Statistical Society. He joined Rio Tinto in 1991 and has held a series of management positions, most recently as managing director of Comalco Mining and Refining.	06 John O’Reilly (age 58)
Mr O’Reilly joined Rio Tinto in 1987, following 20 years’ operations experience in Africa and the Middle East. A metallurgical engineer by profession, he has held a series of management positions, including director of Rio Tinto Technical Services, chief executive officer, Lihir Gold, and head of the former Gold & Other Minerals group, before being appointed head of Technology in 1999.	09 Sam Walsh (age 54)
Mr Walsh was appointed chief executive of the Aluminium group in 2001. He holds a commerce degree and joined Rio Tinto in 1991, following 20 years working in the automotive industry. He has held a number of management positions within the Group, including managing director of Comalco Foundry Products, CRA Industrial Products, Hamersley Sales and Marketing, Hamersley Operations and vice president of Rio Tinto Iron Ore.

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Directors’ report for the year ended 31 December 2003

Dual listed companies
Rio Tinto plc and Rio Tinto Limited were unified under a dual listed companies structure in 1995, and the Directors’ report has been prepared as a joint report of both Companies and their respective subsidiaries.

Activities and review of operations
A detailed review of the Group’s operations, results from those operations and principal activities during 2003, details of any significant changes in the Group’s state of affairs during the year, post balance sheet events and likely future developments are in the Chairman’s letter on page 2 and the Chief executive’s report on pages 3 to 5 and the review of Group operations on pages 6 to 25.
     No matter or circumstance has arisen since the end of the 2003 financial year that has significantly affected or may significantly affect the operations, the results of the operations or state of affairs of the Group in future financial years.
     In accordance with section 299(3) of the Australian Corporations Act, further information regarding likely future developments in, and the expected results of, the operations of the Group have not been included.

Corporate governance
A report on corporate governance and compliance with the Combined Code appended to The Listing Rules of the UK Financial Services Authority, as well as the best practice guidelines of the Australian Stock Exchange, is set out on pages 45 to 48.

Directors
Details of each person who was a director at any time during or since the end of the year and their qualifications, experience and responsibilities are set out on pages 32 and 33.
     Sir Robert Wilson retired on 31 October 2003 with Paul Skinner succeeding him as chairman on 1 November 2003.
     Jonathan Leslie resigned with effect from 31 March 2003 and The Hon. Raymond Seitz retired with effect from the conclusion of the Rio Tinto Limited annual general meeting held on 1 May 2003.
     Sir John Kerr was appointed a non executive director on 14 October 2003. Sir John, who does not have a service contract, will retire and offers himself for election at the 2004 annual general meetings.
     Under the articles of association of Rio Tinto plc and the Rio Tinto Limited constitution, directors are required to retire from the board and offer themselves for re-election at least every three years.
     The following directors retire by rotation and being eligible, offer themselves for re-election: Leigh Clifford and Guy Elliott, who each have a service contract with Rio Tinto Limited and a subsidiary of Rio Tinto plc respectively which are terminable on one year’s notice by either party, and Sir Richard Sykes, who does not have a service contract. Lord Tugendhat also retires by rotation, but does not offer himself for re-election. In addition, Sir Richard Giordano will have attained the age of 70 before the annual general meetings and in accordance with the Companies Act 1985, retires and offers himself for re-election at the annual general meetings. Special notice has been received by the Group of the intention to propose his re-election at the Rio Tinto plc annual general meeting.
     The beneficial interests of the directors and their families in shares and other securities of Group companies are shown on pages 41 and 42.
     The table on page 36 shows the number of meetings of the board and its committees held during the 2003 financial year, as well as each director’s attendance at those meetings.
     A statement on the directors’ independence is set out on page 45.

Dividends
Details of dividends are set out on page 49.

Share capital
There were no changes to the authorised share capital of Rio Tinto plc during the year. During the year 1,192,702 Rio Tinto plc shares and 240,466 Rio Tinto Limited shares were issued in connection with employee share plans. At the year end 9,606,355 options were outstanding in respect of Rio Tinto plc shares and 5,987,590 options were outstanding in respect of Rio Tinto Limited shares.
     Since the year end, 689,976 Rio Tinto plc shares and 1,736 Rio Tinto Limited shares have been issued as a result of the exercise of employee options. As at 6 February 2004, there were 9,110,266 options outstanding over Rio Tinto plc ordinary shares and 5,976,777 options outstanding over Rio Tinto Limited shares in connection with employee share plans.
     At the annual general meeting of Rio Tinto plc held in April 2003, the authorities for Rio Tinto plc to buy its own shares and for Rio Tinto Limited to buy shares in Rio Tinto plc were renewed and extended until October 2004. These authorities enable Rio Tinto plc to buy back up to ten per cent of its publicly held shares in any 12 month period. Under the Australian Corporations Act 2001, Rio Tinto Limited is currently permitted to buy back up to ten per cent of its shares on market in any 12 month period without seeking shareholder approval. However, at its annual general meeting held in May 2003 Rio Tinto Limited renewed shareholder approvals to buy back up to all the Rio Tinto Limited shares held by Tinto Holdings Australia Pty Limited (a wholly owned subsidiary of Rio Tinto plc) plus up to ten per cent of the publicly held share capital in any 12 month period on market. During 2003, neither Company purchased shares under the relevant authorities given to them.

Remuneration of directors and executives
A discussion of the Group’s policy for determining the nature and amount of remuneration of directors and senior executives, and of the relationship between that policy and the Group’s performance appears in the Remuneration report on pages 37 and 44.
     The Remuneration report includes details of the nature and amount of each element of the remuneration of each director and of the five executives of the Group receiving the highest remuneration.

Environmental regulation
Details of the Group’s environmental performance are set out on pages 22 to 25.

Indemnities and insurance
Under the Rio Tinto plc articles of association and the Rio Tinto Limited constitution, each Company is required to indemnify each officer of the respective Company and each officer of each wholly owned subsidiary, to the extent permitted by law, against liability incurred in, or arising out of the conduct of the business of the company or the discharge of the duties of the officer.
     During 2003, the Group paid premiums for directors’ and officers’ insurance. The policy indemnifies all directors and some Group employees against certain liabilities they may incur in carrying out their duties for the Group.
     The directors have not included details of the nature and of the liabilities covered or the amount of the premium paid in respect of directors’ and officers’ insurance as, in accordance with commercial practice, such disclosure is prohibited under the policy.

Employment policies
Group companies, together with the Group’s share of joint ventures and associates, employed approximately 36,000 (2002: 37,000) people worldwide, with around 10,000 in Australia and New Zealand and 1,000 in the United Kingdom. Rio Tinto’s employment policy is set out in the statement of business practice, The way we work. Rio Tinto is committed to equality of opportunity and encourages each operating company to develop its own policies and practices to suit individual circumstances. Management development and succession planning are regularly reviewed.
     Group companies employ disabled people and accept the need to maintain and develop careers for them. If an employee becomes disabled whilst in employment and, as a result, is unable to perform his or her duties, every effort is made to offer suitable alternative employment and to assist with retraining.
     Rio Tinto respects the right of employees worldwide to choose for themselves whether or not they wish to be represented collectively.
     Group companies recognise their obligations to comply with health and safety legislation and, through training and communication, encourage employee awareness of the need to create and secure a safe and healthy working environment. For further information about Group staff and health and safety initiatives, please see pages 22 to 25.

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Directors’ report continued

     Retirement payments and benefits to dependants are provided by Rio Tinto and its major subsidiaries in accordance with local conditions and practice in the countries concerned.

Policy regarding payment of trade creditors
It is the policy of both Companies to abide by terms of payment agreed with suppliers. In many cases, the terms of payment are as stated in the suppliers’ own literature. In other cases, the terms of payment are determined by specific written or oral agreement. Neither Company follows any published code or standard on payment practice.
     At 31 December 2003, there were 20 days’ purchases outstanding in respect of Rio Tinto Limited costs and 15 days’ purchases outstanding in respect of Rio Tinto plc costs, based on the total invoiced by suppliers during the year.

Donations
Worldwide expenditure on community programmes by Rio Tinto managed businesses amounted to US$70 million (2002: US$48 million).
     Donations in the UK during 2003 amounted to £3.6 million of which £0.4 million was for charitable purposes as defined by the Companies Act 1985 and £3.2 million for other community purposes. As in previous years, no donations were made in the EU or elsewhere during 2003 for political purposes as defined by the UK Companies Act 1985 as amended by the Political Parties, Elections and Referendums Act 2000.
     Total community spending in Australia amounted to A$56.5 million. Again, no donations were made for political purposes.

Value of land
Group companies’ interests in land consist mainly of leases and other rights which permit the working of such land and the erection of buildings and equipment thereon for the purpose of extracting and treating minerals. Such land is mainly carried in the financial statements at cost. It is not practicable to estimate the market value since this depends on product prices over the next 20 years or longer, which will vary with market conditions.

Exploration, research and development
Companies within the Group carry out exploration, research and development necessary to support their activities. Grants are also made to universities and other institutions which undertake research on subjects relevant to the activities of Group companies. A description of some aspects of the work currently being undertaken and expenditure involved is provided in the Group operations. Cash expenditure during the year was US$130 million for exploration and evaluation and US$23 million for research and development.

Auditors
Following the conversion of the UK firm of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as auditor of Rio Tinto plc on 27 January 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditor. A resolution to re-appoint PricewaterhouseCoopers LLP as auditor of Rio Tinto plc was passed at the 2003 annual general meetings of Rio Tinto plc and Rio Tinto Limited. The Australian arm of PricewaterhouseCoopers continued in office as auditor of Rio Tinto Limited.

     PricewaterhouseCoopers LLP have indicated their willingness to continue in office as auditor of Rio Tinto plc. A resolution to re-appoint PricewaterhouseCoopers LLP as auditor of Rio Tinto plc will be proposed at the 2004 annual general meetings. PricewaterhouseCoopers will continue in office as auditor of Rio Tinto Limited.

Annual general meetings
The notices of the 2004 annual general meetings are set out in separate letters to shareholders of each Company. At the Rio Tinto plc annual general meeting these include a resolution for the renewal of the authority for Rio Tinto plc and Rio Tinto Limited to purchase Rio Tinto plc shares and for the approval of the Mining Companies Comparative Plan and the Share Option Plan. At the Rio Tinto Limited annual general meeting resolutions include the renewal of the authorities for Rio Tinto Limited to buy back its shares, the approval of the Mining Companies Comparative Plan and the Share Option Plan, and the approval of share awards and share option grants to certain executive directors.

Income and Corporation Taxes Act 1988
The close company provisions of the UK Income and Corporation Taxes Act 1988 do not apply to Rio Tinto plc.

The Directors’ report is made in accordance with a resolution of the board.

Directors’ attendance at board and committee meetings during 2003

	Board		Audit committee		Remuneration committee		Committee on social and environmental accountability		Nominations committee
	A	B	A	B	A	B	A	B	A	B

Robert Adams	8	8
Sir David Clementi[1]	7	4	6	5	4	3
Leigh Clifford	8	8
Leon Davis	8	8					3	3
Guy Elliott	8	8
Sir Richard Giordano	8	7	8	8			3	3	2	2
Andrew Gould	8	7	8	6	5	5
Oscar Groeneveld	8	8
Sir John Kerr[2]	1	–
Jonathan Leslie[3]	2	2
David Mayhew	8	8	8	8					2	2
John Morschel	8	6			5	5	3	3	2	2
The Hon. Raymond Seitz[4]	4	3					1	–
Paul Skinner	8	8	7	7			3	3	2	2
Sir Richard Sykes	8	7			5	5
Lord Tugendhat	8	8	8	8			3	3
Sir Robert Wilson[5]	7	7							1	1

A =	Maximum number of meetings the director could have attended
B =	Number of meetings attended
1	Sir David Clementi was appointed on 28 January 2003
2	Sir John Kerr was appointed on 14 October 2003
3	Jonathan Leslie resigned on 31 March 2003
4	The Hon. Raymond Seitz retired on 1 May 2003
5	Sir Robert Wilson retired on 31 October 2003

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Remuneration report

Remuneration committee
The Remuneration committee is appointed by the board and all its members are independent. They are Sir Richard Sykes (chairman), Sir David Clementi, Andrew Gould and John Morschel.
The committee met five times during 2003. Members’ attendance is set out on page 36. The committee’s responsibilities include:
•	recommending remuneration policy relating to executive directors and product group chief executives to the board;
•	reviewing and determining the remuneration of executive directors, product group chief executives and the company secretary of Rio Tinto plc; and
•	reviewing and agreeing management’s strategy for remuneration and conditions of employment for senior managers.

The committee may invite non committee members to attend meetings in an advisory capacity as appropriate. Executives are not present at meetings when their own remuneration is discussed.
     During 2003, Paul Skinner, the present chairman, attended three meetings of the committee as an observer and adviser. The then chairman of the Group, Sir Robert Wilson, the chief executive, Leigh Clifford, and the Group adviser, remuneration, Jeffery Kortum also attended meetings in an advisory capacity. Anette Lawless, the company secretary of Rio Tinto plc, acts as secretary to the committee.
     The committee obtained advice from Kepler Associates, an independent consultancy with no other links to the Group.
     The committee monitors global remuneration trends and developments in order to fulfil the functions set out in its terms of reference and draws on a range of external sources of data, including publications by remuneration consultants Towers Perrin, Hewitt Associates, Hay Group, Watson Wyatt and Monks Partnership.
     The Group’s Remuneration report for 2002 was approved by shareholders at the 2003 annual general meetings.
     Towards the end of 2002, the committee decided that it would undertake a detailed review of the design of the Group’s executive remuneration programme during 2003 to ensure it complies with contemporary best practice. Consequently, shareholders will be asked to consider and approve new share based incentive plans at the 2004 annual general meetings.

Corporate governance
At its meeting in December 2003, the committee reviewed its terms of reference in the light of the publication in the UK of the new Combined Code (the new Code) and the ASX Best Practice Corporate Governance Guidelines. Although the new Code was not in force during 2003, the committee nevertheless concluded that, in the course of its business, it had covered the main duties as set out in the Higgs guidance, and was constituted in accordance with the requirements of the new Code. Both Companies comply with the remuneration guidelines in Principle 9 of the ASX Best Practice Corporate Governance Guidelines.

Remuneration policy
Achieving the Group’s business objectives is to a large extent dependent on the quality, application and commitment of its people.
     Rio Tinto competes for a limited resource of talented, internationally mobile managers. The Group’s executive remuneration policy is therefore designed to support its business goals by enabling it to attract, retain and appropriately reward executives of the calibre necessary to consistently achieve very high levels of performance.
     Specifically, Rio Tinto’s executive remuneration policy is based upon the following principles:

•	to provide total remuneration which is competitive in structure and quantum with comparator company practice in the regions and markets within which the Group operates;
•	to achieve clear alignment between total remuneration and delivered personal and business performance, including shareholder value creation;
•	to tie variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the Group and shareholders over the short, medium and long term;
•	to provide an appropriate balance of fixed and variable remuneration; and
•	to provide appropriate relativities between executives globally and to support executive placements to meet the needs of the Group.

The Remuneration committee monitors the effectiveness and appropriateness of executive remuneration policy and practice.
     During the past year, the committee, assisted by Kepler Associates, reviewed the executive incentive plans to ensure that they:

•	reflect best practice while meeting Rio Tinto’s business needs;
•	further strengthen the alignment between executive remuneration and delivery of value to shareholders; and
•	continue to enable the Group to attract, motivate and retain key talent.

Following this review it is proposed that new plans be introduced in 2004. They are outlined on pages 37 to 39 of this report as well as in the notices of the 2004 annual general meetings.
     The new plans will maintain the expected value of the total remuneration for executive directors and product group chief executives at approximately their current levels.

Executive directors’ remuneration Total remuneration for Rio Tinto executive directors and product group chief executives comprises:
•	base salary
•	short term incentive plan (STIP)
•	long term incentives
	–	share option plan (SOP)
	–	performance shares (MCCP)
	–	other share plans
•	Pension/superannuation
•	Other benefits.

The short term and long term incentive plans are variable components of the total remuneration package as they are tied to achievement of specific measures of personal and/or business performance and are therefore at risk. The other components of the package are referred to as “fixed” as they are not at risk, although some, eg base salary, are also related to performance.
     The composition of the total remuneration package is designed to provide an appropriate balance between the fixed and variable components, in line with Rio Tinto’s policy objective of aligning total remuneration with delivered personal and business performance.
     Excluding allowances and pension or superannuation arrangements, the proportion of total direct remuneration provided by way of variable components (annual short term incentive, SOP and MCCP), assuming target levels of performance, is currently approximately 68 per cent for the chief executive and 62 per cent for the other executive directors.

Base salary
Base salary for executive directors and product group chief executives is set at a level consistent with market practice for companies with a similar geographical spread and complexity of businesses. Base salaries are reviewed annually by the Remuneration committee, taking account of the nature of the role, external market trends and personal and business performance.

Short term incentive plan (STIP) STIP provides a cash bonus opportunity for participants and is designed to support overall remuneration policy by:
•	focusing participants on achieving goals which contribute to sustainable shareholder value, and
•	providing significant bonus differential based on delivered performance against challenging personal, business, and other targets, including safety.

Performance targets for executive directors and product group chief executives are approved by the Remuneration committee. The target level of bonus for these participants for 2004 is 60 per cent of salary, (the same as 2003), with bonus potential capped at 120 per cent of salary. The format

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Remuneration report continued

for the STIP award calculation for 2004 and future years has been varied from that applying previously to provide greater performance related variation above and below target. The award cap was previously 100 per cent of salary. Awards above this level are expected to be rare and will only be achieved with outstanding performance against all personal and business performance criteria.
     Awards in respect of 2003, payable in 2004, are included as annual bonus in Tables 1 and 6 on pages 40 and 44.

Long term incentives
As indicated elsewhere in this report, the Remuneration committee reviewed the Rio Tinto long term incentive plans during 2003 and the plans outlined below are proposed for introduction in 2004.
     The proposed plans aim to enhance the alignment of the interests of the executive directors and other senior executives with those of the shareholders, by linking rewards to Group performance. The proposed plans will maintain the expected value of total remuneration for executive directors and product group chief executives at approximately their current levels.
     A key feature of the proposals for Rio Tinto’s long term incentive plan arrangements for 2004 and beyond involves a change in the relative proportions in which share options and performance shares are provided. Performance shares will become the primary long term incentive vehicle whereas previously, the executive remuneration package has been heavily biased towards share options.

Share Option Plan (SOP)
An annual grant of options to purchase shares in the future at current market prices is made to executive directors and eligible senior executives. The committee decides the level of grants each year, taking into consideration local market practice and personal performance.
The exercise of options is conditional on the Group meeting stretching performance conditions set by the committee. For grants made prior to 2004:
•	Two thirds of options vest when the Group’s adjusted earnings per share (EPS) growth for a three year performance period is at least nine percentage points higher than US inflation over the same period, as measured by the US Consumer Price Index.
•	The balance of the grant vests when growth of at least 12 percentage points above US inflation has been achieved.
•	Rio Tinto performance is tested against the performance condition after three years.
•	There is an annual retest on a three year rolling basis until options fully vest or lapse at the end of the option period.

     The choice of the US Consumer Price Index as a measure of performance was consistent with the presentation of financial data in US dollars and reflected the importance of the US economy to the Group.      Subject to shareholder approval at the 2004 annual general meetings, vesting of options granted under the new SOP in 2004 and in subsequent years will be subject to Rio Tinto’s three year Total Shareholder Return (“TSR”) equalling or outperforming the HSBC Global Mining Index. If Rio Tinto’s three year TSR performance equals the index, then the higher of one third of the original grant or 20,000 options will vest (subject to the actual grant level not being exceeded). The full grant vests if Rio Tinto’s three year TSR performance is equal to or greater than the HSBC Global Mining Index plus five per cent per annum. Vesting is based on a sliding scale between these points and there is zero vesting for three year TSR performance less than the index.
     The committee proposes changing from the EPS performance measure that applied previously, to the new relative TSR condition as it considers that relative TSR provides better alignment with shareholder interests and reflects Rio Tinto’s performance relative to comparator companies across the resources sector.
     The committee also proposes to reduce the number of retests available under the SOP from seven rolling retests to a single fixed base retest five years after grant. Although the committee understands the preference of investors to eliminate retesting altogether, the committee feels it is important to maintain a single retest at this time. Due to the cyclical nature of our industry and our focus on long term decision making, the committee believes a five year retest will help extend participants’ time horizons and strengthen retention. Additionally, we operate in a sector where the reliance of certain competitors on a single commodity means that price swings can have effects on relative TSR unrelated to management performance. However, the committee acknowledges the changing practice regarding retesting and has determined that options granted after 31 December 2006 will not be subject to retest and will therefore lapse if they do not vest at the conclusion of the three year performance period.
     Prior to any options being released to participants for exercise, the Group’s performance against the criteria relevant to the SOP is examined and verified by the external auditors.
     The Remuneration committee retains discretion in satisfying itself that the TSR performance is a genuine reflection of underlying financial performance.
     The maximum grant size under the SOP will be reduced from five times salary to three times salary for 2004 and future years, calculated as the average share price over the previous financial year.

     Share options granted to directors are included in Table 5 on page 43.

Mining Companies Comparative Plan (MCCP)
Under this plan, a conditional right to receive shares is granted annually to participants. These conditional awards only vest if performance conditions approved by the committee are satisfied. Awards are not pensionable.
     The performance condition compares Rio Tinto’s Total Shareholder Return (“TSR”) with the TSR of a comparator group of 15 other international mining companies over the same four year period. Rio Tinto’s TSR is calculated as a weighted average of the TSR of Rio Tinto plc and Rio Tinto Limited (previously of Rio Tinto plc alone). The composition of this comparator group is reviewed regularly by the committee to provide continued relevance in a consolidating industry. The current members of this group are listed at the bottom of the table below.
     The committee continues to regard TSR as the most appropriate measure of a company’s performance for the purpose of share based long term incentive plans.
     The maximum award size under the MCCP will be increased from 70 per cent of salary to two times salary for 2004 and future years calculated on the average Share price over the previous financial year. This increase is balanced by the reduction in SOP maximum grant size referred to above.
     The following table shows the percentage of each conditional award which will be received by directors and product group chief executives based on Rio Tinto four year TSR performance relative to the comparator group (for grants after 1 January 2004).

Ranking in comparator group

	1st-2nd	3rd	4th	5th	6th	7th	8th	9th-16th

%	150	125	100	83.75	67.5	51.25	35	0

The historical ranking of Rio Tinto in relation to the comparator group is shown in the following table:

Ranking of Rio Tinto versus comparator companies

Period	Ranking

1992-96	8th
1993-97	4th
1994-98	4th
1995-99	2nd
1996-00	2nd
1997-01	2nd
1998-02	3rd
1999-03	7th

Current comparator companies: Alcan, Alcoa, Anglo American, Barrick Gold, BHP Billiton, Freeport, Grupo Mexico, INCO, MIM, Newmont, Noranda, Phelps Dodge, Placer Dome, Teck Cominco and Xstrata

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Going forward, following the acquisition of MIM Holdings Limited by Xstrata Limited, MIM Holdings Limited will be replaced by WMC Resources Limited.
     Prior to awards being released to participants, the Group’s performance relative to the comparator companies is reviewed by the external auditors. The Remuneration committee retains discretion to satisfy itself that the TSR performance is a genuine reflection of underlying financial performance.
     Awards will be released to participants in the form of Rio Tinto plc or Rio Tinto Limited shares or an equivalent amount in cash, as appropriate. In addition, a cash payment will be made to participants equivalent to the dividends that would have accrued on that vested number of shares over the four year period. Such shares may be acquired by purchase in the market, by subscription or, in the case of Rio Tinto Limited, by procuring that Tinto Holdings Australia Pty Limited transfers existing shares to participants.

Other share plans UK executive directors may participate in:
•	the Rio Tinto plc Share Savings Plan, an Inland Revenue approved savings related plan which is open to all employees and under which employees may buy shares on potentially favourable terms; and
•	the Rio Tinto Share Ownership Plan, an Inland Revenue approved share incentive plan which was approved by shareholders at the 2001 annual general meeting and introduced in 2002. Under this plan, eligible employees may save up to £125 per month which the plan administrator invests in Rio Tinto plc shares. Rio Tinto matches these purchases on a one for one basis. In addition, eligible employees may receive an annual award of Rio Tinto plc shares up to a maximum of five per cent of salary, subject to a cap of £3,000.

Australian executive directors may participate in the Rio Tinto Limited Share Savings Plan introduced in 2001, which is similar to the Rio Tinto plc Share Savings Plan.

Pension and superannuation
arrangements
UK executive directors are, like all UK staff, eligible to participate in the non contributory Rio Tinto Pension Fund, a funded, Inland Revenue approved, final salary occupational pension scheme.
     The Fund provides a pension from normal retirement age at 60 of two thirds final pensionable salary, subject to completion of 20 years’ service. Spouse and dependants’ pensions are also provided.
     Proportionally lower benefits are payable for shorter service. Members retiring early may draw a pension reduced by approximately four per cent a year for each year of early payment from age 50 onwards.
     Under the rules of the Rio Tinto Pension Fund, all pensions are guaranteed to increase annually in line with increases in the UK Retail Price Index subject to a maximum of ten per cent per annum. Increases above this level are discretionary.
     When pensionable salary is limited by the UK Inland Revenue earnings ‘cap’, benefits are provided from unfunded supplementary arrangements.
     Cash contributions were not paid in 2003 as the Rio Tinto Pension Fund remained fully funded.
     In June 2003, the Government announced that the implementation of the proposals in the Green Paper “Simplicity, Security and Choice: working and saving for retirement” was delayed until April 2005. The review of Rio Tinto plc’s UK pension arrangements envisaged in last year’s report has therefore been correspondingly delayed to 2004 to take account of changes in the Government’s proposals and timetable.
     Australian executive directors are eligible for membership of the Rio Tinto Staff Superannuation Fund, a funded superannuation fund regulated by Australian legislation, that provides both defined benefit and defined contribution benefits. In 2003, cash contributions were paid into the Rio Tinto Staff Superannuation Fund to fund members’ defined benefit and defined contribution benefits. The Australian executive directors are not required to pay contributions. They are defined benefit members, accruing lump sums payable on retirement after age 57 of 20 per cent of final basic salary for each year of service. Retirement benefits are limited to a lump sum multiple of seven times final basic salary at age 62. For retirement after 62, the benefit increases to 7.6 times average salary at age 65. In January 2004, Leigh Clifford’s contractual retirement age was reduced from 62 to 60. A corresponding change has been made to his retirement arrangements. Death in service and disablement benefits are provided as lump sums and are equal to the prospective age 65 retirement benefit. Proportionate benefits are also payable on termination of employment for ill health or resignation.
     Annual awards under the STIP are pensionable up to a maximum value of 20 per cent of basic salary. The percentage of total remuneration which is dependent on performance is substantial and has risen over recent years. In view of this, the committee considers it appropriate that a proportion of such pay should be pensionable.
     Details of directors’ pension and superannuation entitlements are set out in Table 2 on page 41.

Other benefits
Other remuneration items include health benefits and a car allowance. Housing and children’s education assistance are also provided for executive directors and product group chief executives living outside their home country.

     Full details of the directors’ annual remuneration before tax and excluding pension contributions are set out in Table 1 on page 40. Details of long term incentive plans and option plans are set out on pages 38 and 39.

Chairman’s letter of appointment
Paul Skinner’s letter of appointment summarises his duties as chairman of the Group and was agreed by the Remuneration committee. It stipulates that he is expected to dedicate at least three days per week on average to carry out these duties. The letter envisages that Mr Skinner will continue in the role of chairman until he reaches the age of 65 in 2009, subject to re-election as a director by shareholders. Details of Mr Skinner’s fees can be found in Table 1 on page 40.

Service contracts and compensation payments
All executive directors have service contracts with a one year notice period. Under current pension arrangements, directors are normally expected to retire at the age of 60, except Oscar Groeneveld, whose agreed retirement age is 62. In the event of early termination, the Group’s policy is to act fairly in all circumstances and the duty to mitigate would be taken into account. Compensation would not reward poor performance.
     Of the directors proposed for election or re-election at the forthcoming annual general meetings, Leigh Clifford and Guy Elliott have service contracts which are terminable by one year’s notice. Sir Richard Giordano, Sir John Kerr and Sir Richard Sykes do not have service contracts. Sir Richard Giordano will be aged 70 at the time of the 2004 annual general meetings. Special notice for his re-election has been received by Rio Tinto plc.

Non executive directors’ fees and letters of appointment
The boards as a whole determine non executive directors’ fees. They are set to reflect the responsibilities and time spent by the directors on the affairs of Rio Tinto. Non executive directors are not eligible to vote on any increases of their fees. The boards reviewed these fees in October 2003 and, in the light of the increased volume of committee work following regulatory developments in the UK, US and Australia, it was decided to introduce additional fees for membership of the Audit committee, increase the Audit committee chairman’s fees and introduce a fee for chairing the Remuneration committee. In recognition of exchange rate movements, Australian directors’ basic fees were increased to bring them into line with the directors who are paid in pounds sterling. Non executive directors do not participate in the Group’s incentive plans, pension or superannuation arrangements or any other elements of remuneration provided to executive directors.

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Remuneration report continued

     Non executive directors do not have service contracts, but have a formal letter of appointment setting out their duties and responsibilities.

Directors’ share interests
The beneficial interests of directors in the share capital of Rio Tinto plc and Rio Tinto Limited are set out in Table 3 on page 41.
     In 2002, the committee informed executive directors and product group chief executives that they would be expected to build up a shareholding equal in value to two times salary over five years. New appointees to executive director or product group chief executive roles have five years from the date of appointment to achieve the required shareholding.

External appointments
Rio Tinto recognises that executive directors are likely to be invited to become non executive directors of other companies and that such appointments can broaden their experience and knowledge, to the benefit of the Group. It is, however, Group policy to limit such directorships to one FTSE 100 company or equivalent. No executive director is allowed to take on the chairmanship of another FTSE 100 company. Where such directorships are unlikely to give rise to conflicts of interests, the boards will normally give consent to the appointment, with the director permitted to retain the fees earned. Details of fees earned are set out in the notes to Table 1 below.

Performance of Rio Tinto
To illustrate the performance of the companies relative to their markets, graphs showing the performance of Rio Tinto plc compared to the FTSE 100 Index and Rio Tinto Limited compared to the ASX All Ordinaries Index are reproduced in this report. A comparative graph showing Rio Tinto performance relative to the HSBC Global Mining Index is also included to illustrate the performance of the companies relative to other mining companies.
     Shareholders will be asked to vote on this Remuneration report at the Companies’ forthcoming annual general meetings.

By order of the board
Anette Lawless Secretary
Remuneration committee   20 February 2004

Table 1 – Directors’ remuneration – Remuneration of the directors of the parent Companies before tax and excluding pension contributions for the year ended 31 December
£’ 000 except where stated in A$’ 000[1]	2003 Salary/fees	2003 Annual bonus	[2]	2003 Other emoluments	[3] 2003 Total	2002 Total

Chairman
Paul Skinner[4]	169	–		4	173	53

Non executive directors
Sir David Clementi[8]	49	–		–	49	–
Leon Davis	150	–		–	150	150
Sir Richard Giordano	96	–		–	96	93
Andrew Gould	56	–		–	56	4
Sir John Kerr[8]	11	–		–	11	–
David Mayhew[4]	56	–		–	56	53
John Morschel	A$191	–		–	A$191	A$123
The Hon. Raymond Seitz[7]	21	–		–	21	56
Sir Richard Sykes	57	–		–	57	56
Lord Tugendhat	56	–		–	56	53

Executive directors
Robert Adams[9]	474	287		30	791	763
Leigh Clifford – chief executive	665	395		217	1,277	1,264
Guy Elliott – finance director	402	255		21	678	619
Oscar Groeneveld	380	265		80	725	733
Jonathan Leslie[7]	90	51		53	194	597
Sir Robert Wilson – retiring chairman[6]	745	443		20	1,208	1,441

Notes
1	Sterling amounts for salary and other emoluments may be converted to Australian dollars by using an exchange rate of £1=A$2.5204, being the average exchange rate during 2003.
2	The annual bonus is payable under the Short Term Incentive Plan and this may be converted to Australian dollars at the year end rate of £1=A$2.3785.
3	Other emoluments include benefits in kind including accommodation to Australian directors and share awards to UK executive directors under the Rio Tinto All Employee Share Ownership Plan at a value of up to a maximum of £3,000.
4	Mr Mayhew’s fees are paid to Cazenove Group PLC. Mr Skinner’s fees were paid to Shell International Limited until 30th September 2003, one month before his appointment as chairman, and thereafter directly to him. £125,000 of the fees and other emoluments relate to Mr Skinner’s services as chairman.
5	Emoluments of £60,546 from subsidiary and associated companies were waived by two executive directors (2002: two directors waived £53,388). Executive directors have agreed to waive any further fees receivable from subsidiary and associated companies.
6	Sir Robert Wilson retired as a director from the boards of Rio Tinto plc and Rio Tinto Limited on 31 October 2003 and received gifts to the value of £24,424.
7	Mr Leslie resigned as a director on 31 March 2003 and received gifts to the value of £10,995. The Hon. Raymond Seitz retired on 1 May 2003.
8	Sir David Clementi was appointed a director on 28 January 2003 and Sir John Kerr appointed a director on 14 October 2003.
9	In the course of the year, Sir Robert Wilson received £135,000 and Mr Adams received £22,500 in respect of non Rio Tinto related directorships.
10	Awards made under the long term incentive schemes are set out in Tables 4 and 5.

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Table 2 – Directors’ pension entitlements (as at 31 December 2003)

						Accrued benefits			Transfer values[3]

	Age	Years of service completed	At 31 December 2002	At 31 December 2003		Increase in accrued benefits during the year ended 31 December 2003	Increase In accrued benefit net of inflation	At 31 December 2002	At 31 December 2003		Change, net of personal contributions	Transfer value of increase in accrued benefit net of inflation
UK directors			£’000 pa	£’000 pa		£’000 pa	£’000 pa	£’000	£’000		£’000	£’000
			pension	pension		pension	pension

Robert Adams	58	33	325	360		35	26	6,767	6,159	[4]	(608)	451
Guy Elliott	48	23	173	212		39	34	2,630	2,066	[4]	(564)	337
Jonathan Leslie[5]	52	25	211	216	[6]	5	3	3,745	2,780		(965)	44
Sir Robert Wilson[6]	60	33	656	710	[5]	54	40	14,620	10,261		(4,359)	760

Australian directors			A$’ 000	A$’ 000		A$’ 000	A$’ 000	A$’ 000	A$000		A$’ 000	A$’ 000
			Lump sum	Lump sum		Lump sum	Lump sum

Leigh Clifford[2]	56	33	9,700	12,099		2,399	2,132	9,700	12,099		2,399	2,132
Oscar Groeneveld[2]	50	28	4,165	4,661		496	287	4,165	4,661		496	287

Notes
1	A$68,309 and A$40,314 were credited to the respective accounts belonging to Mr Clifford and Mr Groeneveld in the Rio Tinto Staff Superannuation Fund in relation to the superannuable element of their 2003 performance bonus.
2	The increases in accrued lump sums for Australian directors are before contributions tax and exclude interest.
3	Transfer values are calculated in a manner consistent with “Retirement Benefit Schemes – Transfer Values (GN 11)” published by the Institute of Actuaries and the Faculty of Actuaries and dated 4 August 2003.
4	During 2003, the basis of calculation of transfer values was reviewed by the UK Fund Trustee as part of a periodic review of all calculation bases following the triennial valuation. The figures shown at 31 December 2003 are calculated using the new basis.
5	Mr Leslie left service on 2 April 2003. The accrued entitlement shown above represent the value at the date of leaving.
6	Sir Robert Wilson retired at his normal retirement age on 31 October 2003. On retirement he exchanged part of his pension for a cash lump sum, as permitted under the rules of the Fund. The accrued benefit figure as at 31 December 2003 shows the pension accrued at retirement prior to the exchange of pension for cash. The transfer value as at 31 December 2003 reflects the value on the new basis of the residual pension following this exchange.

Table 3 – Directors’ beneficial interests in shares

	1 Jan		31 Dec		6 Feb
	2003	[2]	2003	[8]	2004

Robert Adams[3]	56,599		71,764		71,782
Sir David Clementi[4]	–		–		–
Leigh Clifford	2,100		2,100		2,100
	56,300		76,428		76,428
Leon Davis	6,100		6,100		6,100
	133,838		187,293		187,293
Guy Elliott[3]	28,897		40,847		40,863
Sir Richard Giordano	1,065		1,065		1,065
Andrew Gould	–		–		–
Oscar Groeneveld	19,010		19,010		19,010
	6,909		23,515		23,515
Sir John Kerr[4]	–		–		–
Jonathan Leslie[5]	44,886		55,396		n/a
David Mayhew	2,500		2,500		2,500
John Morschel	–		–		–
The Hon. Raymond Seitz[5]	500		500		n/a
Paul Skinner	1,000		5,140		5,140
Sir Richard Sykes	2,294		2,359		2,359
Lord Tugendhat	1,135		1,135		1,135
Sir Robert Wilson[5]	114,124		138,609		n/a

Notes
1	Rio Tinto plc – ordinary shares of 10p each; Rio Tinto Limited – shares – stated in italics.
2	Or date of appointment if later.
3	These directors, together with other Rio Tinto plc Group employees, also have an interest in a trust fund containing 21,849 Rio Tinto plc shares at 31 December 2003(1 January 2003: 102,136 Rio Tinto plc shares) as potential beneficiaries, of The Rio Tinto Share Ownership Trust. At 6 February 2004 this trust fund contained 22,442 Rio Tinto plc shares.
4	Sir David Clementi and Sir John Kerr were appointed directors on 28 January 2003 and 14 October 2003 respectively.
5	Mr Leslie, The Hon. Raymond Seitz and Sir Robert Wilson retired or resigned as directors on 31 March 2003, 1 May 2003 and 31 October 2003 respectively.
6	The above includes the beneficial interests obtained through the Rio Tinto Share Ownership Plan, details of which are set out on page 39 under the heading “Other share plans”.
7	The total beneficial interest of the directors in the Group amounts to less than one per cent.
8	Or date of retirement or resignation if earlier.

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Remuneration report continued

Table 4 – Awards to directors under long term incentive plans

															Plan terms and conditions

	Plan	1 Jan 2003	Awarded	Lapsed	Vested	[1]	31 Dec 2003	[2]	Conditional award granted	Performance period concludes		Market price at award		Date award vests	Market price at vesting	[3]	Monetary value of vested award £’000

Robert Adams	MCCP 2000	27,830	–	10,437	17,393		–		7/03/2000	31/12/2003		953	p	27/02/2004	1,386	p	241
	MCCP 2001	27,330	–	–	–		27,330		6/03/2001	31/12/2004		1,310	p	–	–		–
	MCCP 2002	25,064	–	–	–		25,064		13/03/2002	31/12/2005		1,424	p	–	–		–
	MCCP 2003	–	26,837	–	–		26,837		7/03/2003	31/12/2006		1,198	p	–	–		–

		80,224	26,837	10,437	17,393		79,231										241

Leigh Clifford[5]	MCCP 2000	37,609	–	14,104	23,505		–		7/03/2000	31/12/2003		A$24.156		27/02/2004	A$35.24		348	[3]
	MCCP 2001	37,474	–	–	–		37,474		6/03/2001	31/12/2004		A$34.406		–	–		–
	MCCP 2002	34,435	–	–	–		34,435		13/03/2002	31/12/2005		A$39.600		–	–		–
	MCCP 2003	–	36,341	–	–		36,341		7/03/2003	31/12/2006		A$30.690		–	–		–

		109,518	36,341	14,104	23,505		108,250										348

Guy Elliott	MCCP 2000	4,307	–	1,616	2,691		–		7/03/2000	31/12/2003		953	p	27/02/2004	1,386	p	37
	MCCP 2001	7,845	–	–	–		7,845		6/03/2001	31/12/2004		1,310	p	–	–		–
	MCCP 2002	16,935	–	–	–		16,935		13/03/2002	31/12/2005		1,424	p	–	–		–
	MCCP 2003	–	22,923	–	–		22,923		7/03/2003	31/12/2006		1,198	p	–	–		–

		29,087	22,923	1,616	2,691		47,703										37

Oscar Groeneveld[5]	MCCP 2000	21,266	–	7,975	13,291		–		7/03/2000	31/12/2003	A$	24.156		27/02/2004	A$35.24		197	[3]
	MCCP 2001	20,934	–	–	–		20,934		6/03/2001	31/12/2004	A$	34.406		–	–		–
	MCCP 2002	20,322	–	–	–		20,322		13/03/2002	31/12/2005	A$	39.600		–	–		–
	MCCP 2003	–	21,469	–	–		21,469		7/03/2003	31/12/2006	A$	30.690		–	–		–

		62,522	21,469	7,975	13,291		62,725										197

Jonathan Leslie[6]	MCCP 2000	21,574	–	8,091	13,483		–		7/03/2000	31/12/2003		953	p	27/02/2004	1,386	p	187
	MCCP 2001	21,192	–	–	–		21,192		6/03/2001	31/12/2004		1,310	p	–	–		–
	MCCP 2002	19,758	–	19,758	–		–		13/03/2002	31/12/2005		1,424	p	–	–		–

		62,524	–	27,849	13,483		21,192										187

Sir Robert Wilson	MCCP 2000	50,191	–	18,822	31,369		–		7/03/2000	31/12/2003		953	p	27/02/2004	1,386	p	435
	MCCP 2001	49,796	–	–	–		49,796		6/03/2001	31/12/2004		1,310	p	–	–		–
	MCCP 2002	47,983	–	–	–		47,983		13/03/2002	31/12/2005		1,424	p	–	–		–
	MCCP 2003	–	50,599	8,456	–		42,143		7/03/2003	31/12/2006		1,198	p	–	–		–

		147,970	50,599	27,278	31,369		139,922										435

Notes
1	The Rio Tinto Group’s 7th place ranking against the comparator group for the MCCP 2000 award will generate a 62.5 per cent vesting based on the scales applied to conditional awards made prior to 2004.
2	Rio Tinto plc – ordinary shares of 10p each; Rio Tinto Limited – shares – stated in italics.
3	The shares awarded under the MCCP 2000 vest on 27 February 2004 but, as the performance cycle ended on 31 December 2003, they have been dealt with in this table as if they had vested on that date. The values of these awards have been based on share prices of 1,386p and A$35.24, being the closing share prices on6 February 2004, the latest practicable date prior to the publication of this annual report. Amounts in Australian dollars have been translated into sterling at the year end exchange rate of £1=A$2.3785.
4	The shares awarded under the FTSE 1997 and MCCP 1999 last year vested on 28 February 2003 but, as the performance cycles ended on 31 December 2002, they were dealt with in the 2002 Annual report and financial statements as if they had vested on that date. The values of the awards in the 2002 Annual report and financial statements were based on share prices of 1,169p and A$32.52, being the closing share prices on 14 February 2003, the latest practicable date prior to the publication of the 2002 Annual report and financial statements. Amounts in Australian dollars were translated into sterling at the year end exchange rate of £1=A$2.829.The actual share prices on 28 February 2003, when the awards vested, were 1,268.5p and A$33.3518, with the result that the values of the awards had been understated in respect of Sir Robert Wilson by £105,773, Mr Adams by £61,321, Mr Leslie by £36,304, Mr Davis by £183,279, Mr Clifford by £12,143 and Mr Groeneveld by £36,319 and overstated in respect of Mr Elliott by £4,308.
5	Mr Clifford was given a conditional award over 36,341 Rio Tinto Limited shares and Mr Groeneveld was given a conditional award over 21,469 Rio Tinto Limited shares during the year. These awards were approved by the shareholders under ASX Listing Rule 10.14 at the 2002 annual general meeting.
6	Following Mr Leslie’s resignation from the boards of Rio Tinto plc and Rio Tinto Limited on 31 March 2003, the Remuneration committee agreed that his MCCP awards in 2000 and 2001 should continue to the end of their respective performance periods. The 2002 MCCP award was forfeited.
7	A full explanation of the MCCP together with the proposed changes under the plan can be found on pages 38 and 39.
8	Or as at date of resignation or retirement if earlier.

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Table 5 – Directors’ options to acquire Rio Tinto plc and Rio Tinto Limited shares

		Holding at 1 Jan 2003	Granted[5]	Exercised/ cancelled	Holding at 31 Dec 2003[7]	Weighted average option price		Options exercised/cancelled during the year			Holding at 6 Feb 2004

							Number	Option price	Market price	Gain on exercise £’000

Robert Adams	A	398,615	114,014	–	512,629	1,136p					512,629
Leigh Clifford	A	384,050	254,132	–	638,182	A$31.10					638,182
	B	208,882			208,882	A$39.87					208,882
Leon Davis	A	93,978	–	–	93,978	A$23.44					93,978
Guy Elliott	A	106,183	98,818	27,241	177,760	1,323p	8,292	820.0p	1,273p	38	177,760
							8,645	808.8p	1,273p	40
							7,613	965.4p	1,273p	23
							2,691	641.0p	1,299p	18

							27,241

Oscar Groeneveld	A	175,084	91,511	–	266,595	A$29.83					266,595
	B	73,965			73,965	A$39.87					73,965
Jonathan Leslie[6]	A	309,775	–	277,095	32,680	965p	55,730	808.8p	1,270p	257	n/a
							53,414	820.0p	1,270p	240
							16,341	965.4p	–	–
							77,749	1,265.6p	–	–
							71,986	1,458.6p	–	–
							1,875	876.0p	–	–

							277,095

Sir Robert Wilson[6]	A	841,076	358,273	253,954	945,395	1,288p	129,636	808.8p	1,292p	626	n/a
							124,318	1,263.0p	–	–

							253,954

A is where the options are in respect of shares whose market price at the end of the financial year is equal to, or exceeds, the option price.
B is where the options are in respect of shares whose market price at the end of the financial year is below the option exercise price.

Notes
1	Rio Tinto plc ordinary shares of 10p each; Rio Tinto Limited – shares – stated in italics.
2	Options have been granted under the Share Option Plan, the Rio Tinto plc Share Savings Plan and the Rio Tinto Limited Share Savings Plan.
3	The options granted to each director have been aggregated, except that any ‘out of the money options’ as at 31 December 2003 have been separately aggregated and disclosed. The closing price of Rio Tinto plc ordinary shares at 31 December 2003 was 1,543p (2002: 1,240p) and the closing price of Rio Tinto Limited shares at 31 December 2003 was A$37.54 (2002:A$33.95).
4	Two directors were granted share options under the Rio Tinto Share Savings Plan that are exercisable between 1 January 2009 and 30 June 2009. One was granted options over 1,431 Rio Tinto plc ordinary shares at 1,107p per share and the other was granted options over 1,431 Rio Tinto Limited shares at A$27.48 per share.
5	All other share options were granted under the Share Option Plan and, subject to the performance criteria explained on page 38, are exercisable between 7 March 2006 and 7 March 2013. Options were granted over 569,674 Rio Tinto plc ordinary shares at 1,263p per share and over 344,212 Rio Tinto Limited shares at A$33.336 per share.
6	No directors’ options lapsed during the year. Following Mr Leslie’s resignation 167,951 of his options were cancelled with immediate effect. Following Sir Robert Wilson’s retirement 124,318 of his options were also cancelled.
7	Or at date of retirement or resignation if earlier.

Rio Tinto’s register of directors’ interests, which is open to inspection, contains full details of directors’ shareholdings and options to subscribe for Rio Tinto shares.

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Remuneration report continued

Table 6 – Total remuneration as required under the Australian Corporations Act 2001

Stated in US$’000	Base salary/ fees	Annual cash bonus	Other benefits	[2]	Subtotal	Pension contributions	[3]	Value of long term incentive shares	[4]	Adjusted for the term of the Performance Period [5]	2003 Total US$	[1]

Chairman
Paul Skinner	275	–	7		282	–		–		–	282

Non executive directors
Sir David Clementi	80	–	–		80	–		–		–	80
Leon Davis	245	–	–		245	–		–		–	245
Sir Richard Giordano	156	–	–		156	–		–		–	156
Andrew Gould	91	–	–		91	–		–		–	91
Sir John Kerr	18	–	–		18	–		–		–	18
David Mayhew	91	–	–		91	–		–		–	91
John Morschel	123	–	–		123	–		–		–	123
The Hon. Raymond Seitz	34	–	–		34	–		–		–	34
Sir Richard Sykes	92	–	–		92	–		–		–	92
Lord Tugendhat	91	–	–		91	–		–		–	91

Executive directors
Robert Adams	774	511	49		1,334	–		2,834		(1,964)	2,204
Leigh Clifford	1,086	703	354		2,143	268		5,630		(3,859)	4,182
Guy Elliott	656	455	35		1,146	–		1,456		(1,011)	1,591
Oscar Groeneveld	621	471	131		1,223	156		2,284		(1,586)	2,077
Jonathan Leslie	147	92	104		343	–		331		(248)	426
Sir Robert Wilson	1,217	790	72		2,079	–		6,961		(4,775)	4,265

Five highest paid executives in the Group (other than directors)[6]
Tom Albanese	549	313	649		1,511	–		2,726		(1,858)	2,379
Preston Chiaro	419	217	234		870	–		987		(679)	1,178
David Klingner	434	210	250		894	109		754		(533)	1,224
Christopher Renwick	681	606	98		1,385	156		2,106		(1,461)	2,186
Sam Walsh	542	443	123		1,108	124		1,590		(1,100)	1,722

Notes
1	The total remuneration is reported in US dollars. The amounts, with the exception of the annual cash bonus, can be converted into sterling at the rate of £1=US$1.633 or alternatively, into Australian dollars at the rate of US$1=A$1.5434, each being the average exchange rate for the year. The annual cash bonus can be converted at the year end exchange rates of £1=US$1.78 to ascertain the sterling equivalent or alternatively, US$1=A$1.3355 to find the Australian dollar value. Director’s remuneration included in the first three columns are as reported in Table 1, converted into US dollars.
2	Includes provision of medical cover, car, fuel, 401K contributions in the US, educational assistance, leaving gifts, company paid tax, professional advice, accomodation and costs associated with secondment.
3	Includes actual contributions payable to both defined contribution and defined benefit arrangements that are required to secure the pension benefits earned in the year.
4	The amount of long term share based compensation represents the estimated value of awards granted under the Rio Tinto Share Option Plan (the SOP), the ShareSavings Plan (the SSP) and the Mining Companies Comparative Plan (the MCCP). The estimated value has been calculated using an independent binomial model provided by external consultants Lane, Clark and Peacock LLP. The value of long term share based compensation has been valued in accordance with the guidelines as detailed in the Australian Securities & Investments Commission media release dated 30 June 2003.
5	Under Australian GAAP the value of unvested share grants should be spread equally over the term of each scheme's performance period. This adjustment averages the value of the long term incentive shares over a three year period in respect of the SOP, a four year period in respect of the MCCP and the length of the relevant contract period under the SSP.
6	The number of share options granted under the Share Option Plan to the five highest paid senior executives in the twelve month period up to 31 December 2003 are as follows: Mr Albanese 139,165 and Mr Chiaro 37,160 over Rio Tinto plc ordinary shares, Mr Renwick 95,392, Mr Walsh 75,863 and Mr Klingner 20,956 over Rio Tinto Limited ordinary shares. The options are subject to the performance criteria explained on page 38 and are exercisable between 7 March 2006 and 6 March 2013. Options were granted at 1,263p per ordinary Rio Tinto plc share and at A$33.336 per ordinary Rio Tinto Limited share.
      The number of conditional shares awarded under the Mining Companies Comparative Plan in respect of the same five senior executives and the same twelve month period to 31 December 2003 are as follows: Mr Albanese 19,274 and Mr Chiaro 7,352 over Rio Tinto plc ordinary shares and Mr Renwick 21,230, Mr Walsh 16,884 and Mr Klingner 10,961 over Rio Tinto Limited ordinary shares. The market prices of the Rio Tinto plc and Rio Tinto Limited ordinary shares were 1,198p and A$30.69 respectively.
      Mr Albanese was granted 530 share options over Rio Tinto ordinary shares under the Rio Tinto Share Savings Plan at an option price of £11.50. These may be exercised between 1 January 2006 and 7 January 2006.
The number of share options and conditional shares awarded to the executive directors are shown in Tables 4 and 5 of this report. The non executive directors do not participate in the long term incentive share schemes.

Auditable part
Tables 1, 2, 4 and 5 comprise the ‘auditable part’ of the Remuneration report, being the information required by part 3 of schedule 7a to the Companies Act 1985.

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Corporate governance

Rio Tinto is committed to high standards of corporate governance, for which the directors are accountable to shareholders. Over the last several years, corporate governance discussions have taken centre stage in the UK, Australia and the US, where Rio Tinto has its three main listings. In setting out the Group’s corporate governance statement, the boards have therefore referred to the Combined Code as attached to the UK Listing Authority’s Listing Rules (the current Code), the new Combined Code (the new Code), the ASX Best Practice Corporate Governance Guidelines and the NYSE Corporate Governance Listing Standards, as well as the Sarbanes-Oxley Act of 2002.
     Rio Tinto plc and Rio Tinto Limited have adopted a common approach to corporate governance. Both Companies have, for the period under review, applied the principles contained in Part 1 of the current Code. The detailed provisions of Section 1 of the current Code have been complied with as described below. As at the date of the Directors’ report both Companies also complied with the ASX Best Practice Corporate Governance Guidelines. In addition, Rio Tinto has voluntarily adopted the recommendations of the US Blue Ribbon Committee in respect of disclosures to shareholders, as detailed in the Audit committee’s statement on page 47. Rio Tinto intends to include on its website a brief summary of significant differences, if any, in the way its corporate governance practices differ from those followed by US companies under NYSE listing standards.
     The boards will continue to monitor developments in the corporate governance area in Rio Tinto’s three principal share markets.
     A statement relating to directors’ responsibilities for going concern and preparation of the financial statements is on pages 46 and 47.

The board
The Companies have common boards of directors, which are collectively responsible for the success of the Group.

Board composition
On 1 November 2003, Paul Skinner, until then an independent non executive director, became chairman, succeeding Sir Robert Wilson, who retired after 33 years with Rio Tinto. The boards currently comprise 14 directors, four executive and nine non executive directors and the chairman.
     The boards have reviewed the independence of all non executive directors and determined that, of the nine non executive directors, seven are independent. Notwithstanding that Sir Richard Giordano has served as a director since 1992, the strength, objectivity and nature of his contribution to board and committee discussions were fully consistent with those of an independent director. Two have connections with the Group: Leon Davis is a former chief executive of the Group and David Mayhew is chairman of one of Rio Tinto plc’s stockbrokers. The directors’ biographies are set out on pages 32 to 33.

Chairman and chief executive
The roles of the chairman and chief executive are separate and the division of their responsibilities has been formally approved by the boards.

The role of the board
Collectively, the non executive directors bring broadly based knowledge and experience to the boards’ deliberations and their contribution is vital to corporate accountability. As recommended in the new Code, they have agreed performance targets for management against the Group’s 2004 financial plan.
     The boards had eight scheduled and one special meeting in 2003. Details of directors’ attendances at board and committee meetings are set out in the Directors’ report on page 36.
     In line with best practice, the boards have regular scheduled discussions on various aspects of the Group’s strategy. In addition, one meeting was a two day meeting, the main purpose of which was an in depth discussion of Group strategy. Management of the business is the responsibility of executive management. The board approves strategy, major investments and acquisitions and is ultimately accountable to the shareholders for the performance of the business.
     All directors have full and timely access to the information required to discharge their responsibilities fully and effectively.
     There is a formal schedule of matters specifically reserved for decision by the boards, a copy of which is posted on the Group’s website. This schedule is reviewed regularly to ensure continued relevance.
     Going forward, the chairman will be holding meetings with non executive directors without the executive directors present. Furthermore the non executive directors will meet annually in a meeting chaired by the senior non executive director to appraise the chairman’s performance.

Communication with the investor community
The main channels of communication with the investor community are through the chief executive, the finance director and the chairman. The Group also organises regular investor seminars, which provide a two way communication with investors and analysts, with valuable feedback which is communicated to the boards. In addition, the Group’s external investor relations advisors carry out a survey of major shareholders’ opinion and perception of the Group. The ensuing report is distributed and a formal annual presentation is made to the boards on the subject.

Independent advice
A procedure has been established for directors to obtain independent professional advice at the Group’s expense in furtherance of their duties as directors. They also have access to the advice and services of both company secretaries.

Election and re-election
All directors are elected by shareholders at the annual general meetings following their appointment and, thereafter, are subject to re-election at least once every three years. Non executive directors are normally expected to serve at least two terms of three years and, except where special circumstances justify it, would not normally serve more than three such terms.

Board performance
In compliance with Clause A.6 of the new Code and Principle 8 of the ASX Best Practice Corporate Governance Guidelines, the performance of Rio Tinto’s board, its committees and individual directors have been evaluated. The assessment has been carried out by external advisers and has covered the following areas: board dynamics; board capability; board process; corporate governance, strategic clarity and alignment; board structure; and the performance of individual directors. In the opinion of the boards they comply with the requirements of the new Code and the ASX Best Practice Corporate Governance Guidelines. It is the intention of the boards to continue to review both board and director performance on an annual basis.

Board committees
The directors have established four committees, all of which are fundamental to good corporate governance in the Group. All committee terms of reference are reviewed annually by the boards and the committees themselves, and appear on the Group’s website. Regular reports of committee business and activities are given to the boards and minutes are circulated to all directors. Committee members, shown on pages 32 and 33, are all non executive directors.
     The Audit committee’s main responsibilities include the review of accounting principles, policies and practices adopted in the preparation of public financial information; the review with management of procedures relating to financial and capital expenditure controls, including internal audit plans and reports; the review with external auditors of the scope and results of their audit; the nomination of auditors for appointment by shareholders; and the review of and recommendation to the board for approval of Rio Tinto’s risk management policy. Its responsibilities also include the review of corporate governance practices of Group sponsored pension funds.
     A number of training sessions, which may

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Corporate governance continued

cover new legislation and other relevant information, have been incorporated into the committee’s normal schedule of business. The external auditors, the finance director, the Group controller and Group internal auditor attend meetings. A copy of the Audit committee charter is reproduced on page 48 and can also be found on the Group website.
     The Remuneration committee is responsible for determining the policy for executive remuneration and for the remuneration and benefits of individual executive directors. Full disclosure of all elements of directors’ and certain senior executives’ remuneration can be found in the
Remuneration report on pages 37 to 44, together with details of the Group’s remuneration policies.
     The Nominations committee is chaired by the chairman of Rio Tinto. It is the committee’s responsibility to ensure that there is a clear, appropriate and transparent process in place to source and appoint new directors. Its responsibilities also include evaluating the balance of skills, knowledge and experience on the boards and identifying and nominating, for the approval by the boards, candidates to fill board vacancies as and when they arise. The committee reviews the structure, size and composition of the boards and make recommendations with regard to any changes it considers appropriate. Finally, the committee reviews the time required to be committed to Group business by non executive directors and assess whether non executive directors are spending enough time to carry out their duties.
     The Committee on social and environmental accountability is responsible for reviewing the effectiveness of management policies and procedures in delivering the standards set out in The way we work, Rio Tinto’s statement of business practice, which do not fall within the remit of other board committees and, in particular, those relating to health, safety, the environment and social issues. The overall objective of the committee is to promote the development of business practices throughout the Group, consistent with the high standards expected of a responsibly managed company and to develop the necessary clear accountability on these practices.

Directors dealings in shares
Rio Tinto has a Group policy in place to govern the dealing in Rio Tinto securities. The policy, which can be viewed on the Rio Tinto website, is no less stringent than the Model Code set out in the UK Listing Rules. Directors and employees are prohibited from dealing when in possession of price sensitive information. Directors and certain employees are prohibited from dealing during the ‘close periods’ which are the periods of up to two months before a profit announcement. Directors and designated employees are also prohibited from dealing in Rio Tinto securities at any time on considerations of a short term nature.

Statement of business practice
The way we work provides the directors and all Group employees with a summary of the principal policies and procedures in place to help ensure that high standards are met.
     Policies are adopted by the directors after wide consultation, both externally and within the Group. Once adopted they are communicated to business units worldwide, together with guidance and support on implementation. Business units are then required to devote the necessary effort by management to implement and report on these policies.
     The way we work was reviewed and updated in 2003 to reflect best practice and procedures were introduced to meet changed requirements. The following policies are currently in place: health, safety and the environment; communities; human rights; access to land; employees; business integrity; bribery and corruption; corporate governance; compliance; external disclosures, including continuous disclosure and code of ethics covering the preparation of financial statements and political involvement. These policies apply to all Rio Tinto managed businesses.
     In line with best practice, the Group has in place a Group wide “whistle blowing” programme entitled Speak-OUT. Under this programme, employees are encouraged to report any concerns, including any suspicion of a violation of the Group’s financial reporting and environmental procedures, through an independent third party and without fear of recrimination.
     In the case of business partners, such as joint ventures and associated companies, where the Group does not have operating responsibility, Rio Tinto’s policies are communicated to them and they are encouraged to adopt similar policies of their own. Practical advice is offered wherever appropriate.
     In 2001, the Association of British Insurers issued its guidelines relating to socially responsible investment. Rio Tinto’s report on social and environmental matters follows these guidelines and can be found on pages 55 and 56 of 2003 Annual report and financial statements and on pages 22 to 25 of the 2003 Annual review. Details of the Group’s overall and individual businesses’ social and environmental performance continue to be published on Rio Tinto’s website: www.riotinto.com

Responsibilities of the directors
The directors are required by UK and Australian company law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. To ensure that this requirement is satisfied the directors are responsible for establishing and maintaining adequate internal controls and procedures for financial reporting throughout the Group.
     The directors consider that the financial statements have been prepared in accordance with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgments. The accounting policies have been consistently applied.
     The directors, senior management, senior financial managers and other members of staff who are required to exercise judgment in the course of the preparation of the financial statements are required to conduct themselves with integrity and honesty and in accordance with the ethical standards of their profession and/or business.
     The directors are responsible for maintaining proper accounting records, in accordance with the UK Companies Act 1985 and the Australian Corporations Act 2001 as modified by the Australian Securities and Investment Commission order dated 21 July 2003, and have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities.
     The directors are also responsible for the maintenance and integrity of the Group’s website. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially loaded on the website.

Going concern
The financial statements have been prepared on the going concern basis. As required by the current Code, the directors report that they have satisfied themselves that the Group is a going concern since it has adequate financial resources to continue in operational existence for the foreseeable future.

Boards’ statement on internal control
Rio Tinto’s overriding corporate objective is to maximise long term shareholder value through responsibly and sustainably investing in mining and related assets. The directors recognise that creating shareholder value is the reward for taking and accepting risk.
     The directors are responsible for the Group’s system of internal control and for reviewing its effectiveness in providing shareholders with a return on their investments that is consistent with a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls, and risk management procedures. Because of the limitations inherent in any such system, this is designed to manage rather than eliminate risk. Accordingly, it provides reasonable, but not absolute assurance, against material misstatement or loss.
     The directors have established a process for identifying, evaluating and managing the

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significant risks faced by the Group.
This process was in place during 2003 and up to and including the date of approval of the 2003 Annual report and financial statements. The process is reviewed annually by the directors and accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.
     The Group’s management committees review information on the Group’s significant risks, with relevant control and monitoring procedures, for completeness and accuracy. This information is presented to the directors to enable them to assess the effectiveness of the internal controls. In addition, the boards and their committees monitor the Group’s significant risks on an ongoing basis.
     Assurance functions, including internal auditors and health, safety and environmental auditors, perform reviews of control activities and provide regular written and oral reports to directors and management committees. The directors receive and review minutes of the meetings of each board committee, in addition to oral reports from the respective chairmen at the first board meeting following the relevant committee meeting.
     Certain risks, for example natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties in the international insurance markets, to the extent considered appropriate.
     Each year, the leaders of Group businesses and administrative offices complete an internal control questionnaire that seeks to confirm that adequate internal controls are in place and operating effectively. The results of this process are reviewed by the Executive committee it is then presented to the board as a further part of their review of the Group’s internal controls. This process is continually reviewed and strengthened as appropriate.
     In 2002, the Group also established a Disclosure and procedures committee which was tasked with reviewing the adequacy and effectiveness of Group controls over and procedures for the public disclosure of financial and related information. The committee has been presenting the results of this process to senior management and directors and will continue to do so.
     The Group has material investments in a number of joint ventures and associated companies. Rio Tinto cannot guarantee that local management of mining assets, where it does not have managerial control, will comply with the Group’s standards or objectives.
     Accordingly, the review of their internal controls is less comprehensive than that for the Group’s managed operations.

Communications
Communications with shareholders are given high priority. The boards have responsibility to ensure that a satisfactory dialogue with shareholders takes place. In addition to statutory documents, such as the Annual report and financial statements, Annual review and Half year report, Rio Tinto produces documents on a wide range of subjects, including corporate social responsibility, which are available on request. Further details are set out in the Shareholder information on page 51.
     Rio Tinto maintains a comprehensive website, www.riotinto.com, from which its reports and other publications can be freely downloaded and through which shareholders can gain secure online access to their shareholding details. It is also linked to websites maintained by Group operations, thus offering easy access to a wealth of detailed information about the Group. Results presentations and other significant events are also available as they happen and as an archive on the website.
     Full use is made of the annual general meetings to inform shareholders of current developments through appropriate presentations and to provide opportunities for questions.
     Significant matters affecting both Companies are dealt with under the joint voting procedure, detailed on page 50. Votes, which are cast on a poll, are announced after the close of the later of the two annual general meetings. In addition the Companies respond to individual queries on many issues.

Audit committee: US Blue Ribbon Compliance Statement
The Audit committee meets the membership requirements of the Combined Code in the UK and the Blue Ribbon Report in the US. The Group also meets the disclosure requirements in respect of audit committees required by the Australian Stock Exchange. The Audit committee is governed by a written charter approved by the boards, which the Audit committee reviews and reassesses each year for adequacy. A copy of this charter is reproduced on page 48.
     The Audit committee comprises the five members set out below. The members, with the exception of David Mayhew, are independent and are free of any relationship that would interfere with impartial judgment in carrying out their responsibilities. Mr Mayhew is technically not deemed to be independent by virtue of his professional association with the Group in his capacity as chairman of Cazenove Group plc, a stockbroker and financial adviser to Rio Tinto plc. However, the boards have determined that, in their business judgment, the relationship does not interfere with Mr Mayhew’s exercise of independent judgment and they believe that his appointment is in the best interests of the Group because of the substantial financial knowledge and expertise he brings to the committee.

Report of the Audit committee
The Audit committee met eight times in 2003. We monitor developments in corporate governance in the US, Australia and the UK. We do so to ensure the Group continues to apply high and appropriate standards relevant to the jurisdictions in which we operate.
     Many of the new US requirements have long been best practice and are incorporated into the committee’s Charter, reproduced on page 48. The Charter is subject to regular discussion and has been reviewed in the light of new requirements and emerging best practice.
     There is in place a set of procedures, including budgetary guidelines, for the appointment of the external auditor to undertake non audit work, which aims to provide the best possible goods and services for the Group at the most advantageous price. We review the independence of the external auditors on an annual basis and a process is also in place to review their effectiveness to ensure that the Group continues to receive an efficient and unbiased service.

Financial expert
In January 2003, the Audit committee reviewed the SEC requirements for audit committee’s financial experts and, following an indepth assessment, recommended that the boards consider indentifying Sir Richard Giordano, Sir David Clementi and Andrew Gould as the Audit committee’s financial experts, to be identified as such in the 2003 Annual report and financial statements, subject to the board satisfying itself that they fulfilled the SEC criteria. At their subsequent meeting, the boards considered each of the above and resolved that they each possessed the requisite experience, appropriately required, to qualify as financial experts.

2003 financial statements
We have reviewed and discussed with management the Group’s audited financial statements for the year ended 31 December 2003.
     We have discussed with the external auditors the matters described in the American Institute of Certified Public Accountants Auditing Standard No. 90, Audit Committee Communications, and in the UK Statement of Auditing Standard No 610, Reporting to those charged with Governance (SAS 610), including their judgments regarding the quality of the Group’s accounting principles and underlying estimates.
     We have discussed with the external auditors their independence, and received and reviewed their written disclosures, as required by the US Independence Standards Board’s Standard No. 1, Independence Discussions with Audit Committees and SAS 610.
     Based on the reviews and discussions referred to above, we have recommended to the boards of directors that the financial statements referred to above be included in the annual report.

Sir Richard Giordano (Chairman)
Sir David Clementi
Andrew Gould
David Mayhew
Lord Tugendhat

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Corporate governance continued

AUDIT COMMITTEE CHARTER

Scope and authority The primary function of the Audit committee is to assist the boards of directors in fulfilling their responsibilities by reviewing:
•	the financial information that will be provided to shareholders and the public;
•	the systems of internal financial controls that the boards and management have established; and
•	the Group’s auditing, accounting and financial reporting processes.

In carrying out its responsibilities the committee has full authority to investigate all matters that fall within the terms of reference of this Charter. Accordingly, the committee may:
•	obtain independent professional advice in the satisfaction of its duties at the cost of the Group; and
•	have such direct access to the resources of the Group as it may reasonably require including the external and internal auditors.

Composition
The Audit committee shall comprise three or more non executive directors, at least three of whom shall be independent. The boards will determine each director’s independence having regard to any past and present relationships with the Group which, in the opinion of the boards, could influence the director’s judgment.
      All members of the committee shall have a working knowledge of basic finance and accounting practices. At least one member of the committee will have accounting or related financial management expertise, as determined by the boards.
     A quorum will comprise any two independent directors.
     The committee may invite members of the management team to attend the meetings and to provide information as necessary.

Meetings
The committee shall meet not less than four times a year or more frequently as circumstances require. Audit committee minutes will be confirmed at the following meeting of the committee and tabled as soon as practicable at a meeting of the boards.
     The Group’s senior financial management, external auditors and internal auditor shall be available to attend all meetings.
     As part of its responsibility to foster open communication, the committee should meet with management, the external auditors and the internal auditor, at least annually, to discuss any matters that are best dealt with privately.

Responsibilities
The boards and the external auditors are accountable to shareholders. The Audit committee is accountable to the boards. The internal auditor is accountable to the Audit committee and the finance director.

     To fulfil its responsibilities the committee shall:

Charter
•	Review and, if appropriate, update this Charter at least annually.

Financial reporting and internal financial controls
•	Review with management and the external auditors the Group’s financial statements, stock exchange and media releases in respect of each half year and full year.
•	Review with management and the external auditors the accounting policies and practices adopted by the Companies and their compliance with accounting standards, stock exchange listing rules and relevant legislation.
•	Discuss with management and the external auditors management’s choice of accounting principles and material judgments, including whether they are aggressive or conservative and whether they are common or minority practices.
•	Recommend to the boards that the annual financial statements reviewed by the committee (or the chairman representing the committee for this purpose) be included in the Group’s annual report.
•	Review the regular reports prepared by the internal auditor including the effectiveness of the Group’s internal financial controls.

External auditors
•	Recommend to the boards the external auditors to be proposed to shareholders.
•	Review with the external auditors the planned scope of their audit and subsequently their audit findings including any internal control recommendations.
•	Periodically consult with the external auditors out of the presence of management about the quality of the Group’s accounting principles, material judgments and any other matters that the committee deems appropriate.
•	Review the performance of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements.
•	Review and approve the fees and other compensation to be paid to the external auditors.
•	Ensure that the external auditors submit a written statement outlining all of its professional relationships with the Group including the provision of services that may affect their objectivity or independence.
Review and discuss with the external auditors all significant relationships they have with the Group to determine their independence.

Internal auditor
•	Review the qualifications, organisation, strategic focus and resourcing of internal audit.
•	Review the internal audit plans.
•	Periodically consult privately with the internal auditor about any significant difficulties encountered including restrictions on scope of work, access to required information or any other matters that the committee deems appropriate.

Risk management
•	Review and evaluate the internal processes for determining and managing key risk areas.
•	Ensure the Group has an effective risk management system and that macro risks are reported at least annually to the boards.
•	Require periodic reports from nominated senior managers:
	–	confirming the operation of the risk management system including advice that accountable management have confirmed the proper operation of agreed risk mitigation strategies and controls, and
	–	detailing material risks.
•	Address the effectiveness of the Group’s internal control system with management and the internal and external auditors.
•	Evaluate the process the Companies has in place for assessing and continuously improving internal controls, particularly those related to areas of material risk.

Other matters The committee shall also perform any other activities consistent with this Charter that the committee or boards deem appropriate. This will include, but not be limited to:
•	Review of the Group’s insurance cover.
•	Review of the corporate governance practices of Group sponsored pension funds.

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Shareholder information

DIVIDENDS
Under Rio Tinto’s long standing progressive dividend policy, the aim is to increase the US dollar value of dividends over time, without cutting them during economic downturns.
     The rate of the total annual dividend, in US dollars, is determined taking into account the results for the past year and the outlook for the current year. The interim dividend is set at one half of the total dividend for the previous year. Under Rio Tinto’s dividend policy the final dividend for each year may be expected to be at least equal to the previous interim dividend.
     The majority of the Group’s sales are transacted in US dollars, making this the most reliable measure of the Group’s global business performance. It is Rio Tinto’s main reporting currency and consequently the natural currency for dividend determination. Dividends determined in US dollars are translated at exchange rates prevailing two days prior to the declaration and are then declared payable in sterling by Rio Tinto plc and in Australian dollars by Rio Tinto Limited. For the 2003 interim and final dividends the exchange rates were US$1.6256 and US$1.8202 to the pound and US$0.6664 and US$0.7610 to the Australian dollar respectively.

Rio Tinto Group – US cents per share
	2003	2002	2001	2000	1999

Interim	30.0	29.5	20.0	19.0	16.5
Final	34.0	30.5	39.0	38.5	38.5
Total	64.0	60.0	59.0	57.5	55.0

Rio Tinto plc dividends – pence per share
	2003	2002	2001	2000	1999

Interim	18.45	18.87	14.03	12.66	10.39
Final	18.68	18.60	27.65	26.21	23.84
Total	37.13	37.47	41.68	38.87	34.23

Rio Tinto Limited – Australian cents per share
	2003	2002	2001	2000	1999

Interim	45.02	54.06	39.42	32.68	25.64
Final	44.68	51.87	75.85	69.76	61.47
Total	89.70	105.93	115.27	102.44	87.11

Payment of the final dividend of 18.68 pence per share to Rio Tinto plc shareholders and 44.68 Australian cents per share to Rio Tinto Limited shareholders will be made on 6 April 2004.
     UK shareholders of Rio Tinto Limited can receive dividends in sterling and Australian shareholders of Rio Tinto plc can receive dividends in Australian dollars on request. For information, please contact Computershare, whose details are given on page 52.

Dividends to Rio Tinto ADR holders
Payment of the 2003 final dividend of 34 US cents per share (US$1.36 per ADR) will be made by The Bank of New York on 7 April 2004. The dividends for 2003 total US$2.56 per ADR.

Dividend Reinvestment Plan (DRP)
Rio Tinto’s DRP gives shareholders the opportunity to use their cash dividend to purchase Rio Tinto shares in the market, free of commission. For further information on the DRP please contact Computershare.

Dividend mandates
Shareholders can have their dividends credited directly to their bank, building society or credit union account. If you wish to take advantage of this arrangement, please contact Computershare or download the relevant form from their website.

SHARE PRICES
Rio Tinto plc – pence per share
2003	High	Low

1st quarter	1,298	1,093
2nd quarter	1,272	1,129
3rd quarter	1,420	1,132
4th quarter	1,543	1,290

Rio Tinto plc – pence per share
	2003	2002	2001

Year end	1,543	1,240	1,316
High	1,543	1,492	1,475
Low	1,093	981	930

Rio Tinto Limited – Australian dollars per share
2003	High	Low

1st quarter	35.25	30.69
2nd quarter	33.26	29.21
3rd quarter	35.31	28.17
4th quarter	37.54	32.32

Rio Tinto Limited – Australian dollars per share
	2003	2002	2001

Year end	37.54	33.95	37.21
High	37.54	41.35	38.62
Low	28.17	29.05	28.40

Rio Tinto plc ADRs – US$ per ADR
2003	High	Low

1st quarter	83.80	71.70
2nd quarter	85.26	72.30
3rd quarter	93.83	75.31
4th quarter	111.35	86.85

Rio Tinto Limited ADRs – US$ per ADR
2003	High	Low

1st quarter	83.22	73.85
2nd quarter	84.00	74.53
3rd quarter	94.00	76.55
4th quarter	112.42	88.22

Investment warning
Past performance of share prices is not necessarily a guide to future performance. The value of investments and any income from them is not guaranteed and can fall as well as rise depending on market movements. You may not get back the original amount invested.

Share price information
Closing share prices are published in most newspapers and share prices during the day are available on the Rio Tinto and other websites. In the UK, the Rio Tinto plc share price is also available on CEEFAX and TELETEXT and can be obtained through the Cityline service operated by the Financial Times: telephone 0906 843 3880; calls are currently charged at 60p per minute.

Credit ratings
Rio Tinto has strong international credit ratings of:

	Short term	Long term

Standard & Poor’ s Corporation	A-1	A+
Moody’ s Investors Service	P-1	Aa3

The ratings by Standard & Poor’s Corporation were downgraded during 2002 from A-1+ and AA- and are on a “stable” outlook. The ratings by Moody’s Investor Services are on a “negative” outlook.

Dual listed companies structure
In December 1995, Rio Tinto shareholders approved the terms of the dual listed companies merger (‘the DLC merger’) which was designed to place the shareholders of both Companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both Companies. A condition of its approval of the DLC merger, the Australian Government required Rio Tinto plc to reduce its shareholding in Rio Tinto Limited and specifically to 39 per cent by the end of 2005. The current holding is 37.6 per cent.
Following the approval of the DLC merger, both Companies entered into a DLC Merger Sharing Agreement (‘the Sharing Agreement’) through which each Company agreed:
(a)	to ensure that the businesses of Rio Tinto plc and Rio Tinto Limited are managed on a unified basis,
(b)	to ensure that the boards of directors of each Company is the same, and
(c)	to give effect to certain arrangements designed to provide shareholders of each Company with a common economic interest in the combined enterprise.

In order to achieve this third objective the Sharing Agreement provided for the ratio of dividend, voting and capital distribution rights attached to each Rio Tinto plc share and to each Rio Tinto Limited share to be fixed in an Equalisation Ratio which has remained unchanged at 1:1. The Sharing Agreement has provided for this ratio to be revised in specified circumstances where for example certain modifications are made to the share capital of one Company, such as rights issues, bonus issues, share splits and share consolidations, but not to the share capital of the other. Outside these specified circumstances, the Equalisation Ratio can only be altered with the approval of shareholders under the ‘Class Rights Actions’ approval procedure described under Voting at shareholder’s meetings. In addition, any adjustments are required to be confirmed by the auditors.

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Shareholder information continued

     One consequence of the DLC merger is that Rio Tinto is subject to a wide range of laws, rules and regulatory review across multiple jurisdictions. Where these rules differ, in many instances it means that as a Group Rio Tinto complies with the strictest applicable level.
     Consistent with the creation of a single combined enterprise under the DLC merger, directors of each Company are to act in the best interests of the shareholders of both Companies (ie, in the best interests of Rio Tinto as a whole). Identified areas where there may be a conflict of the interests of the shareholders of each Company must be approved under the ‘Class Rights Actions’ approval procedure. To ensure that directors of each Company are the same, resolutions to appoint or remove directors must be put to shareholders of both Companies as a joint electorate (as a ‘Joint Decision’ as described under Voting at shareholders meetings) and it is a requirement that a person can only be a director of one Company if the person is also a director of the other Company. So, for example, if a person was removed as a director of one Company, they would also cease to be a director of the other.

Dividend rights
The Sharing Agreement provides for dividends paid on Rio Tinto plc and Rio Tinto Limited shares to be equalised on a net cash basis, that is without taking into account any associated tax credits. Dividends are determined in US dollars and are then, except for ADR holders, translated and paid in sterling and Australian dollars respectively. The Companies are also required to announce and pay their dividends and other distributions as close in time to each other as possible.
     In the unlikely event that one Company did not have sufficient distributable reserves to pay the equalised dividend (or the equalised capital distribution), it would be entitled to receive a ‘top up payment’ from the other Company. The top up payment could be made as a dividend on the DLC Dividend Share, on the Equalisation share (if on issue) or by way of a contractual payment.
     If the payment of an equalised dividend would contravene the law applicable to one of the Companies then they may depart from the Equalisation Ratio. However, should such a departure occur then the relevant Company will put aside reserves to be held for payment on the relevant shares at a later date.
     Rio Tinto shareholders have no direct rights to enforce the dividend equalisation provisions of the Sharing Agreement.
     The DLC Dividend Share can also be utilised to provide the Group with flexibility for internal funds management by allowing dividends to be paid between the two parts of the Group. Such dividend payments are of no economic significance to the shareholders of either Company, as they will have no effect on the Group’s overall resources.

Voting at shareholders’ meetings
Under the Group’s DLC structure, shareholders of Rio Tinto plc and Rio Tinto Limited take decisions on significant matters, including the appointment of directors, through a joint electoral procedure. Matters to be determined through this procedure are submitted for approval by shareholders of both Companies at separate meetings, but voting as a joint electorate.
     This is achieved through the special arrangements whereby votes cast by Rio Tinto plc shareholders at a Rio Tinto plc meeting are reflected at the parallel Rio Tinto Limited shareholders’ meeting, and vice versa. In the case of Rio Tinto plc, and as part of the special voting arrangements, the shares in Rio Tinto Limited held by Rio Tinto plc are used solely to reflect the Rio Tinto plc shareholder vote at the equivalent Rio Tinto Limited meeting. Voting on joint decision matters will be by poll at each shareholder meeting with each poll being left open long enough to allow the votes cast at the Rio Tinto plc meeting to be carried with the poll at the Rio Tinto Limited meeting, and vice versa.
     Matters which are not of concern to one set of shareholders or which affect the two Companies’ shareholders differently will require the separate approval of one or both sets of shareholders.
     ADR holders may instruct The Bank of New York as to how the shares represented by their ADRs should be voted.
     The overall votes of the joint electorate and the results of votes on which separate approvals are required will be announced to the stock exchanges and advertised in the Financial Times and The Australian. After 22 April 2004, the results may also be obtained on the shareholder helpline, in the UK Freephone number 0800 435021, or in Australia toll free (within Australia) 1800 813 292, or from the Rio Tinto website.

TAXATION
Taxation of UK resident individuals
Taxation of dividends
UK dividends carry a tax credit equal to one ninth of the dividend. Individuals who are not liable to income tax at the higher rate will have no further tax to pay. Higher rate tax payers are liable to tax on UK dividends at 32.5 per cent which, after taking account of the tax credit, produces a further tax liability of 25 per cent of the dividend received.

Reclaiming income tax on dividends
Tax credits on dividends are no longer reclaimable. However, tax credits on dividends paid into Personal Equity Plans or Individual Savings Accounts will continue to be refunded on dividends paid prior to 6 April 2004.

Dividend reinvestment plan (DRP)
The taxation effect of participation in the DRP will depend on individual circumstances. Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.
     The shares acquired should be added to shareholdings at the date and at the net cost shown on the share purchase advice. The actual cost of the shares (for Rio Tinto plc shareholders including the stamp duty/stamp duty reserve tax) will form the base cost for capital gains tax purposes.

Capital gains tax
Shareholders who have any queries on capital gains tax issues are advised to consult their financial adviser.
     A leaflet which includes details of relevant events since 31 March 1982 and provides adjusted values for Rio Tinto plc securities as at that date is available from the company secretary.

Taxation of Australian resident
individuals
Taxation of dividends
Dividend imputation system
The basis of the Australian dividend imputation system is that when Australian resident shareholders receive dividends from Rio Tinto Limited, they may be entitled to a credit for the tax paid by the Company in respect of that income, depending on the tax status of the shareholder.
     The application of the system results in tax paid by the Company being allocated to shareholders by way of franking credits attaching to the dividends they receive. Such dividends are known as franked dividends. A dividend may be partly or fully franked. The current Rio Tinto Limited dividend is fully franked and the franking credits attached to the dividend are shown in the distribution statement provided to shareholders.
     The extent to which a company will frank a dividend depends on the credit balance in its franking account. Credits to this account can arise in a number of ways, including when a company pays company tax or receives a franked dividend from another company. The dividend is required to be included in a resident individual shareholder’s assessable income. In addition an amount equal to the franking credits attached to the franked dividend is also included in the assessable income of the resident individual, who may then be entitled to a rebate of tax equal to the franking credit amount included in their income.
     The effect of the dividend imputation system on non resident shareholders is that, to the extent that the dividend is franked, no Australian tax will be payable and there is an exemption from dividend withholding tax.
     A withholding tax is normally levied at the rate of 15 per cent when unfranked dividends are paid to residents of countries with which Australia has a taxation treaty. Most Western countries have a taxation treaty with Australia.

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A rate of 30 per cent applies to countries where there is no taxation treaty.
   Since 1988, all dividends paid by Rio Tinto Limited have been fully franked. It is the Company ’s policy to pay fully franked dividends whenever possible.

Dividend reinvestment plan (DRP)
Shareholders will generally be liable for tax on dividends reinvested in the DRP on the same basis as if they had received the cash and arranged the investment. The dividend should therefore be included in the annual tax return in the normal way.
     The shares acquired should be added to shareholdings at the date of acquisition at the actual cost of the shares, which is the amount of the dividend applied by the shareholder to acquire shares and any incidental costs associated with the acquisition, including stamp duty, will form part of the cost base or reduced cost base of the shares for capital gains tax purposes.

Capital gains tax
The Australian capital gains tax legislation is complex and shareholders are advised to seek the advice of an independent taxation consultant on any possible capital gains tax exposure.
     If shareholders have acquired shares after 19 September 1985 they may be subject to capital gains tax on the disposal of those shares.

MARKET LISTINGS
Australia and New Zealand
Rio Tinto Limited ’s shares are listed on the Australian Stock Exchange Limited and the New Zealand Stock Exchange.

Europe
The principal market for Rio Tinto plc shares is the London Stock Exchange (LSE). As a constituent of the Financial Times Stock Exchange 100 Index (FTSE 100), Rio Tinto plc shares trade through the Stock Exchange Electronic Trading Service (SETS) system.
     In addition to its primary listing on the LSE, Rio Tinto plc ’s shares are also listed on Euronext and on Deutsche Börse.

United States
Rio Tinto plc shares are listed on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs) and traded under the symbol ’RTP’. Rio Tinto Limited shares are traded over the counter in the form of ADRs and traded under the symbol ’RTOLY’.
     Each ADR represents four shares. The Bank of New York is the Authorised Depositary bank for both ADR programmes. All enquiries regarding ADR holders’ accounts and dividends should be directed to The Bank of New York, ADR Division, whose address may be found on page 52.
     Rio Tinto is subject to the US Securities and Exchange Commission (SEC) reporting requirements for foreign companies. A Form 20-F incorporating by reference most of the information disclosed in the 2003 Annual report and financial statements will be filed with the SEC. This and other filings can be viewed on the SEC website at www.sec.gov

SUPPLEMENTARY INFORMATION
Computershare Investor Services PLC and Computershare Investor Services Pty Limited are the registrars for Rio Tinto plc and Rio Tinto Limited respectively. All enquiries and correspondence concerning shareholdings (other than shares held in ADR form) should be directed to the respective registrar. Their addresses and telephone numbers are given on page 52. Please notify Computershare promptly in writing of any change of address.
     Shareholders are able to obtain details about their own shareholding from the internet. Full details, including how to gain secure access to this personalised enquiry facility, are given on the Computershare website.

Consolidation of share certificates
If a certificated shareholding in Rio Tinto plc are represented by several individual share certificates, they can be replaced by one consolidated certificate; there is no charge for this service. Share certificates should be sent to Computershare together with a letter of instruction.

Share certificates – name change
Share certificates in the name of The RTZ Corporation PLC remain valid notwithstanding the name change to Rio Tinto plc in 1997.

Share warrants to bearer
All outstanding share warrants to bearer of Rio Tinto plc have been converted into registered ordinary shares under the terms of a scheme of arrangement sanctioned by the court in 2001. Holders of any outstanding share warrants to bearer should contact the Rio Tinto plc company secretary, for an application form to obtain their rights to registered ordinary shares.

Corporate nominee service
Computershare, in conjuction with Rio Tinto plc, have introduced a corporate nominee service for private individuals. Further information can be obtained from Computershare.

Low cost share dealing service
Stocktrade operates the Rio Tinto low cost share dealing service which provides Rio Tinto plc shareholders with a simple telephone facility for buying and selling Rio Tinto shares. Basic commission is 0.5 per cent up to £10,000, reducing to 0.2 per cent thereafter (subject to a minimum commission of £15). Further information is available from Stocktrade, which is a division of Brewin Dolphin Securities, authorised and regulated by the Financial Services Authority. Their details are given on page 52.
     Some transactions may be subject to the money laundering regulations and you may be required to provide certain personal details to Stocktrade prior to any purchase or sale of shares.

Individual savings account (ISA)
Stocktrade offers an ISA for UK residents wishing to hold Rio Tinto plc shares in an ISA account. Existing PEPS or ISAs may also be transferred to Stocktrade.
     Further information on ISAs can be obtained from Stocktrade, whose details are given on page 52.

Publication of financial statements
Shareholders currently receiving the Annual review, who wish to receive a copy of the full Annual report and financial statements for this and future years, should contact Computershare.
     Alternatively if shareholders wish to receive these reports electronically, rather than in paper form, they should register their instruction on the Computershare website. They are also available on the Rio Tinto website.
     Registered holders of ADRs will have the annual and interim reports sent to them at their record address. Brokers or financial institutions which hold ADRs for shareholder clients are responsible for forwarding shareholder information to their clients and will be provided with copies of the 2003 Annual review and interim reports for this purpose.
     Full parent entity financial statements for Rio Tinto Limited are available free of charge from the Rio Tinto Limited company secretary on request. These financial statements are also available on the Rio Tinto website.

Unsolicited mail
Rio Tinto is aware that some shareholders have had occasion to complain that outside organisations, for their own purposes, have used information obtained from the Companies’ share registers. Rio Tinto, like other companies, cannot by law refuse to supply such information provided that the organisation concerned pays the appropriate statutory fee. If you are in the UK and wish to stop receiving unsolicited mail then you should register with The Mailing Preference Service by letter, telephone or through their website.

The Mailing Preference Service Freepost 22 London W1E 7EZ

Telephone: 020 7291 3310 www.mpsonline.org.uk

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Useful addresses

Shareholders
Please contact the respective registrar if you have any queries about your shareholding.

Rio Tinto plc
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Telephone: +44 (0) 870 702 0000
Facsimile: +44 (0) 870 703 6119
UK residents only,
Freephone: 0800 43502
Website: www.computershare.com

Rio Tinto Limited
Computershare Investor Services Pty. Limited
GPO Box 2975
Melbourne
Victoria 3000

Until 19 March 2004
Telephone: +61 (0) 3 9615 5970
Facsimile: +61 (0) 3 9611 5710

After 19 March 2004
Telephone: +61 (0) 3 9415 4030
Facsimile: +61 (0) 3 9473 2500

The toll free number for Australian residents remains the same,
Toll free: 1 800 813 292
Website: www.computershare.com

Holders of American Depositary Receipts (ADRs)
Please contact the ADR administrator if you have any queries about your ADRs.

ADR administrator
The Bank of New York
Depositary Receipts Division
101 Barclay Street
22nd Floor
New York
NY 10286

Telephone: +1 888 269 2377
Website: www.bankofny.com

US investor relations consultant
Makinson Cowell (US) Limited
One Penn Plaza
250 West 34th Street
Suite 1935
New York
NY 10119

Telephone: +1 212 994 9044
Website: www.makinson-cowell.com

Low cost share dealing service & Individual Savings Account (ISA)
(for Rio Tinto plc shareholders only)

Stocktrade
P O Box 1076
10 George Street
Edinburgh EH2 2PZ

Low cost share dealing service
Telephone: +44 (0) 131 240 0101
UK residents only: 0845 840 1532
Website: www.stocktrade.co.uk

Individual Savings Account (ISA)
Telephone: +44 (0) 131 240 0623 Website: www.stocktrade.co.uk

Registered offices
Rio Tinto plc
6 St James ’ s Square
London SW1Y 4LD
Registered in England
No. 719885

Telephone: +44 (0) 20 7930 2399
Facsimile: +44 (0) 20 7930 3249
Website: www.riotinto.com

Rio Tinto Limited
Level 33
55 Collins Street
Melbourne
Victoria 3000
ACN: 004 458 404

Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

52   Rio Tinto 2003 Annual review

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Financial calendar

2 February 2004	Announcement of results for 2003

10 March 2004	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2003 final dividend

12 March 2004	Record date for 2003 final dividend for Rio Tinto plc shares and ADRs

16 March 2004	Record date for 2003 final dividend for Rio Tinto Limited shares and ADRs

16 March 2004	Plan notice date for election under the dividend reinvestment plan for the 2003 final dividend

6 April 2004	Payment date for 2003 final dividend

7 April 2004	Payment date for 2003 final dividend for holders of ADRs

7 April 2004	Annual general meeting Rio Tinto plc

22 April 2004	Annual general meeting Rio Tinto Limited

29 July 2004	Announcement of half year results for 2004

11 August 2004	Rio Tinto plc and Rio Tinto Limited shares and ADRs quoted “ex-dividend” for 2004 interim dividend

13 August 2004	Record date for 2004 interim dividend for Rio Tinto plc shares and ADRs

17 August 2004	Record date for 2004 interim dividend for Rio Tinto Limited shares and ADRs

19 August 2004	Plan notice date for election under the dividend reinvestment plan for the 2004 interim dividend

10 September 2004	Payment date for 2004 interim dividend

13 September 2004	Payment date for 2004 interim dividend for holders of ADRs

February 2005	Announcement of results for 2004

Publications

The following publications may be obtained from Rio Tinto:
2003 Annual report and financial statements
2003 Annual review
2003 Social and environment review highlights
The way we work – Rio Tinto’s statement of business practice
Review magazine – Rio Tinto’s quarterly magazine for shareholders

The 2003 Databook and the 2003 Social and environment review are available on the Rio Tinto website.

Copies of the 2003 annual reports for the following listed Rio Tinto Group companies are also available on request:
Bougainville Copper Limited
Coal & Allied Industries Limited
Energy Resources of Australia Limited
Palabora Mining Company Limited
Rio Tinto Zimbabwe Limited

Rio Tinto on the web
Information about Rio Tinto is available on our website www.riotinto.com
Many of Rio Tinto’s publications may be downloaded in their entirety from this site and access gained to Group company and other websites.

General enquiries
If you require general information about the Group please contact the External Affairs department. For all other enquiries please contact the relevant company secretary or Computershare.

Photography by Anthony Bannister, Kraig Carlstrom, Evan Collis, Adrian Franklin, Normand Gariépy,
Stuart Luck, Don Palmer, Stuart Riley, Tony Waller and Utah State Historical Society.
Designed by Tor Pettersen & Partners.
Printed in England by St Ives Westerham Press to ISO 14001 environmental standards.
The paper is manufactured to ISO 14001 environmental standards using fibres from sustainable sources and pulps which are totally chlorine free.
Printed in Australia by PMP Print.
© Rio Tinto plc and Rio Tinto Limited.